SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1 YPF S.A.’s Condensed Interim Consolidated Financial Statements as of March  31, 2024 and Comparative Information (US$).

ITEM 2 YPF S.A.’s Condensed Interim Consolidated Financial Statements as of March 31, 2024 and Comparative Information (Unaudited) (AR$).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 16, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer

Item 1

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF MARCH 31, 2024

AND COMPARATIVE INFORMATION

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION

CONTENT

1
YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
B2B	Business to Business
B2C	Business to Consumer
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CAN	Northern Argentine Basin (Cuenca Argentina Norte)
CDS	Associate Central Dock Sud S.A.
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CPI	Consumer Price Index published by INDEC
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	Joint venture CT Barragán S.A.
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A., “IEASA”)
FASB	Financial Accounting Standards Board
FOB	Free on board
Gas Austral	Associate Gas Austral S.A.
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
JA	Joint agreement (Unión Transitoria)
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquified natural gas
LPG	Liquefied petroleum gas
MBtu	Million British thermal units
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining (Ministerio de Energía y Minería)
MLO	West Malvinas Basin (Cuenca Malvinas Oeste)
MTN	Medium-term note
NO	Negotiable obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
OLCLP	Joint venture Oleoducto Loma Campana - Lago Pellegrini S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Joint venture OleoductoTrasandino (Argentina) S.A.
OTC	Joint venture OleoductoTrasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Joint venture Profertil S.A.
Refinor	Joint venture Refinería del Norte S.A.
ROD	Record of decision
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SE	Secretariat of Energy (Secretaría de Energía)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10
Sustentator	Joint venture Sustentator S.A.
Termap	Associate Terminales Marítimas Patagónicas S.A.
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UNG	Unaccounted natural gas
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
WEM	Wholesale Electricity Market
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF S.A.
YPF Perú	Subsidiary YPF E&P Perú S.A.C.
YPF Ventures	Subsidiary YPF Ventures S.A.U.
YTEC	Subsidiary YPF Tecnología S.A.
Y-LUZ	Subsidiary Y-LUZ Inversora S.A.U. controlled by YPF EE

2
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year

No. 48 beginning on January 1, 2024.

Main business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the study, exploration, development and production of crude oil, natural gas and other minerals and refining, commercialization and distribution of crude oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry of Commerce

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume A, Sociedades Anónimas, with the Public Registry of Commerce of Autonomous City of Buenos Aires, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109, Book 113, Volume A, Sociedades Anónimas, with the above mentioned Public Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

January 26, 2024 registered with the Public Registry of Autonomous City of Buenos Aires in charge of the Argentine Registry of Companies (Inspección General de Justicia) on March 15, 2024 under No. 4,735, Book 116 of Corporations.

Capital structure

393,312,793 shares of common stock, $10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930.

HORACIO DANIEL MARIN

President

3
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(Amounts expressed in millions of United States dollars)

	Notes	March 31, 2024	December 31, 2023
ASSETS
Non-current assets
Intangible assets	8	377	367
Property, plant and equipment	9	16,699	17,712
Right-of-use assets	10	614	631
Investments in associates and joint ventures	11	1,834	1,676
Deferred income tax assets, net	18	18	18
Other receivables	13	177	158
Trade receivables	14	31	31
Investments in financial assets	15	7	8

Total non-current assets		19,757	20,601

Current assets
Assets held for sale	9	1,858	-
Inventories	12	1,574	1,683
Contract assets	25	17	10
Other receivables	13	444	381
Trade receivables	14	1,400	973
Investments in financial assets	15	290	264
Cash and cash equivalents	16	1,309	1,123

Total current assets		6,892	4,434

TOTAL ASSETS		26,649	25,035

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		4,505	4,504
Retained earnings		5,308	4,445

Shareholders’ equity attributable to shareholders of the parent company		9,813	8,949

Non-controlling interest		154	102

TOTAL SHAREHOLDERS’ EQUITY		9,967	9,051

LIABILITIES
Non-current liabilities
Provisions	17	686	2,660
Contract liabilities	25	33	34
Deferred income tax liabilities, net	18	1,066	1,242
Income tax liability		4	4
Lease liabilities	21	312	325
Loans	22	7,240	6,682
Other liabilities	23	74	112
Accounts payable	24	5	5

Total non-current liabilities		9,420	11,064

Current liabilities
Liabilities directly associated with assets held for sale	9	2,039	-
Provisions	17	207	181
Contract liabilities	25	54	69
Income tax liability		45	31
Taxes payable	19	248	139
Salaries and social security	20	175	210
Lease liabilities	21	336	341
Loans	22	1,559	1,508
Other liabilities	23	117	122
Accounts payable	24	2,482	2,319

Total current liabilities		7,262	4,920

TOTAL LIABILITIES		16,682	15,984

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		26,649	25,035

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARIN

President

4
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023

(Amounts expressed in millions of United States dollars, except per share information expressed in United States dollars)

		For the three-month periods ended March 31,
Net income	Notes	2024	2023

Revenues	25	4,310	4,238
Costs	26	(3,019)	(3,299)

Gross profit		1,291	939

Selling expenses	27	(467)	(420)
Administrative expenses	27	(141)	(157)
Exploration expenses	27	(23)	(18)
Other net operating results	28	6	(9)

Operating profit		666	335

Income from equity interests in associates and joint ventures	11	129	89

Financial income	29	36	45
Financial costs	29	(336)	(279)
Other financial results	29	41	236

Net financial results	29	(259)	2

Net profit before income tax		536	426

Income tax	18	121	(85)

Net profit for the period		657	341

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(27)	(85)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		285	101

Other comprehensive income for the period		258	16

Total comprehensive income for the period		915	357

Net profit for the period attributable to:
Shareholders of the parent company		649	341
Non-controlling interest		8	-
Other comprehensive income for the period attributable to:
Shareholders of the parent company		214	14
Non-controlling interest		44	2
Total comprehensive income for the period attributable to:
Shareholders of the parent company		863	355
Non-controlling interest		52	2
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	32	1.66	0.87

(1)	Result associated to subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1) to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARIN

President

5
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023

(Amounts expressed in millions of United States dollars)

	For the three-month period ended March 31, 2024
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,919	14	1	(30)	(40)	640	4,504
Accrual of share-based benefit plans (3)	-	-	1	-	-	-	1
Settlement of share-based benefit plans	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net profit for the period	-	-	-	-	-	-	-

Balance at the end of the period	3,919	14	2	(30)	(40)	640	4,505

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	226	5,325	35	(684)		(1,244)	8,949	102	9,051
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	1	-	1
Settlement of share-based benefit plans	-	-	-	-	-		-	-	-	-
Other comprehensive income	-	-	-	-	214		-	214	44	258
Net profit for the period	-	-	-	-	-		649	649	8	657

Balance at the end of the period	787	226	5,325	35	(470)	(1)	(595)	9,813	154	9,967

(1)    Includes (1,900) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 1,430 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1) to the annual consolidated financial statements.

(2) Net of employees’ income tax withholding related to the share-based benefit plans.
(3) See Note 37.
(4) Includes 70 restricted to the distribution of retained earnings as of March 31, 2024, and December 31, 2023, respectively. See Note 30 to the annual consolidated financial statements.

HORACIO DANIEL MARIN

President

6
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023 (cont.)

(Amounts expressed in millions of United States dollars)

	For the three-month period ended March 31, 2023
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,915	18	2	(30)	(38)	640	4,507
Accrual of share-based benefit plans (3)	-	-	1	-	-	-	1
Settlement of share-based benefit plans	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net profit for the period	-	-	-	-	-	-	-

Balance at the end of the period	3,915	18	3	(30)	(38)	640	4,508

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	-	-	-	(494)		5,654	10,454	98	10,552
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	1	-	1
Settlement of share-based benefit plans	-	-	-	-	-		-	-	-	-
Other comprehensive income	-	-	-	-	14		-	14	2	16
Net profit for the period	-	-	-	-	-		341	341	-	341

Balance at the end of the period	787	-	-	-	(480)	(1)	5,995	10,810	100	10,910

(1)    Includes (1,516) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 1,036 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1) to the annual consolidated financial statements.

(2) Net of employees’ income tax withholding related to the share-based benefit plans.
(3) See Note 37.
(4) Includes 68 restricted to the distribution of retained earnings as of March 31, 2023, and December 31, 2022, respectively. See Note 30 to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARIN

President

7
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023

(Amounts expressed in millions of United States dollars)

	For the three-month periods ended March 31,
	2024	2023
Cash flows from operating activities
Net profit	657	341
Adjustments to reconcile net profit to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(129)	(89)
Depreciation of property, plant and equipment	576	709
Amortization of intangible assets	10	10
Depreciation of right-of-use assets	66	56
Retirement of property, plant and equipment and intangible assets and consumption of materials	90	84
Charge on income tax	(121)	85
Net increase in provisions	163	99
Effect of changes in exchange rates, interest and others	242	29
Share-based benefit plans	1	4
Changes in assets and liabilities:
Trade receivables	(448)	144
Other receivables	(128)	41
Inventories	125	(126)
Accounts payable	41	27
Taxes payables	107	(7)
Salaries and social security	(48)	(58)
Other liabilities	(49)	(9)
Decrease in provisions due to payment/use	(36)	(48)
Contract assets	(8)	(9)
Contract liabilities	(16)	17
Dividends received	-	198
Income tax payments	(6)	(1)

Net cash flows from operating activities (1) (2)	1,089	1,497

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(1,181)	(1,262)
Contributions and acquisitions of interests in associates and joint ventures	-	(2)
Proceeds from sales of financial assets	84	128
Payments from purchase of financial assets	(130)	(82)
Interests received from financial assets	17	27
Proceeds from sales of WI of areas and assets	2	2

Net cash flows used in investing activities	(1,208)	(1,189)

Financing activities: (3)
Payments of loans	(554)	(133)
Payments of interests	(202)	(157)
Proceeds from loans	1,114	472
Account overdraft, net	56	(70)
Payments of leases	(101)	(92)
Payments of interests in relation to income tax	(1)	(3)

Net cash flows from financing activities	312	17

Effect of changes in exchange rates on cash and cash equivalents	(7)	(84)

Increase in cash and cash equivalents	186	241

Cash and cash equivalents at the beginning of the fiscal year	1,123	773
Cash and cash equivalents at the end of the period	1,309	1,014

Increase in cash and cash equivalents	186	241

(1) Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is exposed separately in this statement.

(2)    Includes 31 and 66 for the three-month periods ended March 31, 2024 and 2023, respectively, for payment of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3) The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the three-month periods ended March 31,
	2024	2023
Unpaid acquisitions of property, plant and equipment and intangible assets	492	499
Additions of right-of-use assets	64	70
Capitalization of depreciation of right-of-use assets	18	17
Capitalization of financial accretion for lease liabilities	3	4

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARIN

President

8
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream, Downstream and Gas and Power businesses.

Structure and organization of the economic Group

The following chart shows the organizational structure, including the main companies of the Group, as of March 31, 2024:

YPF
(Argentina)
OPESSA (1)
(Argentina)
100%
Refinor
(Argentina)
50%
Profertil
(Argentina)
50%
YPF Gas
(Argentina)
33.99%
YPF Chile (1)
(Chile)
100%
YPF Brasil (1)
(Brazil)
100%
Eleran
(Spain)
100%
AESA (1)
(Argentina)
100%
MEGA
(Argentina)
38%
METROGAS (2)
(Argentina)
70%
95%
Metroenergía
(Argentina)
5%
YPF Ventures
(Argentina)
100%
CT Barragán
(Argentina)
50%
YTEC
(Argentina)
51%
75%
YPF EE (1)
(Argentina)
Luz Del León (1)
(Argentina)
100%
42.86%
Y-LUZ
(Argentina)
100%
IDS
(Argentina)
27.30%
69.99%
CDS
(Argentina)
10.25%
YPF International (1) (3)
(Bolivia)
100%
OLDELVAL
(Argentina)
37%
OTC
(Chile)
36%
OTA
(Argentina)
36%
Oiltanking
(Argentina)
30%
Termap
(Argentina)
33.15%
OLCLP
(Argentina)
85%

(1)	Held directly and indirectly.
(2)	See Note 35.c.3), section “Note from ENARGAS related to YPF’s interest in Metrogas”, to the annual consolidated financial statements.
(3)	See Note 4.

HORACIO DANIEL MARIN

President

9
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS (cont.)

Organization of the business

As of March 31, 2024, the Group carries out its operations in accordance with the following structure:

-	Upstream

-	Downstream

-	Gas and Power

-	Central Administration and Others

Activities covered by each business segment are detailed in Note 6.

The operations, properties and clients of the Group are mainly located in Argentina. However, the Group also holds participating interest in exploratory areas in Bolivia and sells jet fuel, natural gas, lubricants and derivatives in Chile and lubricants and derivatives in Brazil.

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Applicable accounting framework

The condensed interim consolidated financial statements of the Company for the three-month period ended March 31, 2024 are presented in accordance with IAS 34 “Interim Financial Reporting”. Therefore, they should be read together with the annual consolidated financial statements of the Company as of December 31, 2023 (“annual consolidated financial statements”) presented in U.S. dollars and in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements corresponding to the three-month period ended March 31, 2024 are unaudited. The Company believes they include all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Net Income for the three-month period ended March 31, 2024 does not necessarily reflect the proportion of the Group’s full-year net income.

2.b) Material accounting policies

The material accounting policies are described in Note 2.b) to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax detailed in Note 18.

Functional currency

As mentioned in Note 2.b.1) to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency.

The consolidated financial statements used by YPF for statutory, legal and regulatory purposes in Argentina are those in pesos and filed with the CNV and approved by the Board of Directors and authorized to be issued on May 9, 2024.

HORACIO DANIEL MARIN

President

10
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Adoption of new standards and interpretations effective as from January 1, 2024

The Company has adopted all new and revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of March 31, 2024, as described in Note 2.b.14) to the annual consolidated financial statements.

Standards and interpretations issued by the IASB as of January 1, 2024 whose application is not mandatory at the closing date of these condensed interim consolidated financial statements and have not been adopted by the Group

In accordance with Article 1, Chapter III, Title IV of the CNV Rules, the early application of IFRS and/or their amendments is not permitted for issuers filing financial statements with the CNV, unless specifically admitted by such agency.

•	IFRS 18 “Presentation and disclosure in financial statements”

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 “Presentation of financial statements”, with the objective of providing better information on the financial performance of entities, improving their comparability, which is applicable to fiscal years beginning on or after January 1, 2027.

IFRS 18 introduces the following information requirements that can be grouped into 2 main groups:

-

Group income and expenses into three defined categories: (i) operating; (ii) financing and (iii) investing, and include certain defined subtotals, such as the operating result and the result before financing and income tax, with the aim of improving the comparability of the statement of comprehensive income.

-

Provide more information about the performance measures defined by management, which, although not mandatory, in the event of including this type of measures, the entity must disclose the reason why said measures are useful to financial statements users, their method of calculation, a reconciliation between to the most directly comparable subtotal from the statement of comprehensive income, among others.

Additionally, IFRS 18 establishes more detailed guidance on how to organize information within the financial statements and whether it should be provided in the primary financial statements or in the notes, with the aim of improving the grouping of information in the financial statements.

As of the date of issuance of these condensed interim consolidated financial statements, the Group is in the process of evaluating the effects of the application of IFRS 18.

2.c) Significant estimates and key sources of estimation uncertainty

In preparing the financial statements at a certain date, the Group is required to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed at such date, as well as income and expenses recognized in the period. Actual future profit or loss might differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

The assumptions relating to the future and other sources of uncertainty about the estimates made for the preparation of these condensed interim consolidated financial statements are consistent with those used by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Note 2.c) to the annual consolidated financial statements.

HORACIO DANIEL MARIN

President

11
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.d) Comparative information

Amounts and other information corresponding to the year ended December 31, 2023 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements. Amounts corresponding to the three-month period ended March 31, 2023 presented in these financial statements for comparison purposes correspond to the functional currency of the company according to IAS 21 (see Note 2.b)).

Additionally, from this fiscal year, the Group has made a change in the presentation of the items in the “Financial results, net” line item in the statement of comprehensive income (see Note 29). This change is intended to provide more relevant and detailed information on the origin of financial results and the effects of transactions or conditions that affect the financial situation, financial performance and cash flows of the Group such as interests and exchange differences generated by loans, among others; and improve the comparability of the Group’s financial statements with its peers.

3.	SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Consequently, the Group is subject to seasonal fluctuations in its sales volumes and prices, with higher sales of natural gas during the winter at higher prices.

4.	ACQUISITIONS AND DISPOSALS

Dissolution of the company YPF International

On May 6, 2024, the Plurinational Service of Registry of Commerce (“SEPREC” by its acronym in Spanish) of Bolivia approved the dissolution and liquidation of YPF International.

5.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including exchange rate risk, interest rate risk, and price risk), credit risk and liquidity risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

During the three-month period ended March 31, 2024, there were no significant changes in the administration or policies of risk management implemented by the Group as described in Note 4 to the annual consolidated financial statements.

HORACIO DANIEL MARIN

President

12
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

5.	FINANCIAL RISK MANAGEMENT (cont.)

•	Liquidity risk management

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements, among others. See Notes 16, 32 and 33 to the annual consolidated financial statements and Notes 17 and 33.

The Group monitors compliance with covenants on a quaterly basis. As of March 31, 2024, the Group is in compliace with its covenants.

It should be noted that, under the terms and conditions of the loans that our subsidiary Metrogas has taken, the interest coverage ratio would not have been complied with, which could have accelerated the maturities of these financial liabilities. However, the financial creditors formally accepted to waive Metrogas from complying with the contractual obligation related to such financial ratio, as of March 31, 2024.

6.	BUSINESS SEGMENT INFORMATION

The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. Such organizational structure is based on the way in which the chief decision maker analyzes the main operating and financial magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group.

Business segment information is presented consistently with the manner of reporting the information used by the chief decision maker to allocate resources and assess business segment performance.

The business segment structure is organized as follows:

•	Upstream

The Upstream business segment performs all activities related to the exploration and exploitation and production of crude oil, natural gas and frac sand for well drilling/fracking purposes.

Its revenues are largely derived from: (i) the sale of the crude oil produced to the Downstream business segment; and (ii) the sale of the natural gas produced and the sale of the natural gas retained in plant to the Gas and Power business segment.

It incurs all costs related to the activities mentioned above.

HORACIO DANIEL MARIN

President

13
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6.	BUSINESS SEGMENT INFORMATION (cont.)

•	Downstream

The Downstream business segment performs activities related to: (i) crude oil refining and the production of petrochemical products; (ii) logistics related to the transportation of crude oil to the refineries and the transportation and distribution of refined and petrochemical products to be marketed at the different sales channels; (iii) commercialization of refined and petrochemical products obtained from such processes; (iv) commercialization of crude oil; and (v) commercialization of specialties for the agribusiness industry and of grains and their by-products.

Its revenues are derived primarily from the sale of crude oil, refined and petrochemical products, specialties for the agribusiness industry and grains and their by-products. These operations are performed through the businesses of B2C (Retail), B2B (Industries, Transportation, Aviation, Agro, Lubricants and Specialties), LPG, Chemicals, International Trade and Transportation and Sales to Companies.

It incurs all costs related to the activities mentioned above, including the purchase of crude oil from the Upstream business segment and third parties and the purchase of natural gasoline, propane and butane and natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power business segment.

•	Gas and Power

The Gas and Power business segment performs activities related to: (i) natural gas transportation to third parties and the Downstream business segment and its commercialization; (ii) commercial and technical operation of the LNG regasification terminal in Escobar by hiring regasification vessels; (iii) transportation, conditioning and processing of natural gas retained in plant for the separation and fractionation of natural gasoline, propane and butane; (iv) distribution of natural gas through our subsidiary Metrogas; and (v) the storage of the natural gas produced. Also, through our investments in associates and joint ventures, the Gas and Power business segment undertakes activities related to: (i) separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and natural gasoline; (ii) generation of conventional thermal electric power and renewable energy; and (iii) production, storage, distribution and sale of fertilizers.

Its revenues are largely derived from the commercialization of natural gas as producers to third parties and the Downstream business segment, the distribution of natural gas through our subsidiary Metrogas, the sale of natural gasoline, propane and butane to the Downstream business segment and the provision of LNG regasification services.

It incurs all costs related to the activities mentioned above, including the purchase of natural gas and natural gas retained in plant from the Upstream business segment.

•	Central Administration and Others

This segment covers other activities performed by the Group not falling under the business segments mentioned above and which are not reporting business segments, mainly comprising corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate domestic market prices.

Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

HORACIO DANIEL MARIN

President

14
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation adjustments (1)	Total
For the three-month period ended March 31, 2024
Revenues	51		3,766	396	97	-	4,310
Revenues from intersegment sales	1,933		16	86	224	(2,259)	-

Revenues	1,984		3,782	482	321	(2,259)	4,310

Operating profit or loss	404	(3)	558	(44)	(42)	(210)	666
Income from equity interests in associates and joint ventures	-		13	116	-	-	129

Net financial results							(259)
Net profit before income tax							536
Income tax							121
Net profit for the period							657

Acquisitions of property, plant and equipment	1,013		206	12	21	-	1,252
Acquisitions of right-of-use assets	6		6	52	-	-	64

Other income statement items
Depreciation of property, plant and equipment (2)	436		112	12	16	-	576
Amortization of intangible assets	-		7	3	-	-	10
Depreciation of right-of-use assets	42		18	6	-	-	66

Balance as of March 31, 2024
Assets	11,909		9,627	3,253	2,187	(327)	26,649

HORACIO DANIEL MARIN

President

15
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation adjustments (1)	Total
For the three-month period ended March 31, 2023
Revenues	43		3,718	413	64	-	4,238
Revenues from intersegment sales	1,785		35	93	246	(2,159)	-

Revenues	1,828		3,753	506	310	(2,159)	4,238

Operating profit or loss	144	(3)	254	(23)	(64)	24	335
Income from equity interests in associates and joint ventures	-		7	82	-	-	89

Net financial results							2
Net profit before income tax							426
Income tax							(85)
Net profit for the period							341

Acquisitions of property, plant and equipment	1,015		214	52	17	-	1,298
Acquisitions of right-of-use assets	49		21	-	-	-	70

Other income statement items
Depreciation of property, plant and equipment (2)	568		114	12	15	-	709
Amortization of intangible assets	-		7	3	-	-	10
Depreciation of right-of-use assets	34		18	4	-	-	56

Balance as of December 31, 2023
Assets	11,129		9,916	2,282	1,826	(118)	25,035

(1)	Corresponds to the eliminations among the business segments of the Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes (6) and (6) of unproductive exploratory drillings as of March 31, 2024 and 2023.

HORACIO DANIEL MARIN

President

16
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

7.	FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below show the Group’s financial assets measured at fair value as of March 31, 2024 and December 31, 2023, and their allocation to their fair value levels:

	As of March 31, 2024
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	163	-	-	163

	163	-	-	163

Cash and cash equivalents:
- Mutual funds	98	-	-	98

	98	-	-	98

	261	-	-	261

	As of December 31, 2023
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	114	-	-	114

	114	-	-	114

Cash and cash equivalents:
- Mutual funds	96	-	-	96

	96	-	-	96

	210	-	-	210

(1)	See Note 15.

The Group has no financial liabilities measured at fair value through profit or loss.

Fair value estimates

During the three-month period ended March 31, 2024, there have been no changes in macroeconomic circumstances that significantly affect the Group’s financial instruments measured at fair value.

During the three-month period ended March 31, 2024, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining financial loans, amounted to 8,215 and 7,547 as of March 31, 2024 and December 31, 2023, respectively.

The fair value of other receivables, trade receivables, investments in financial assets, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their book value.

8.	INTANGIBLE ASSETS

	March 31, 2024	December 31, 2023
Net book value of intangible assets	417	407
Provision for impairment of intangible assets	(40)	(40)

	377	367

HORACIO DANIEL MARIN

President

17
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

8.	INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the three-month period ended March 31, 2024 and as of the year ended December 31, 2023 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	933	110	453	1,496
Accumulated amortization	675	-	397	1,072

Balance as of December 31, 2022	258	110	56	424

Cost
Increases	31	-	2	33
Translation effect	-	-	(60)	(60)
Adjustment for inflation (1)	-	-	36	36
Decreases, reclassifications and other movements	-	-	-	-

Accumulated amortization
Increases	28	-	9	37
Translation effect	-	-	(29)	(29)
Adjustment for inflation (1)	-	-	18	18
Decreases, reclassifications and other movements	-	-	-	-

Cost	964	110	431	1,505
Accumulated amortization	703	-	395	1,098

Balance as of December 31, 2023	261	110	36	407

Cost
Increases	9	-	1	10
Translation effect	-	-	(3)	(3)
Adjustment for inflation (1)	-	-	26	26
Decreases, reclassifications and other movements	-	-	-	-

Accumulated amortization
Increases	6	-	4	10
Translation effect	-	-	(2)	(2)
Adjustment for inflation (1)	-	-	15	15
Decreases, reclassifications and other movements	-	-	-	-

Cost	973	110	455	1,538
Accumulated amortization	709	-	412	1,121

Balance as of March 31, 2024	264	110	43	417

(1)

Corresponds to adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

9.	PROPERTY, PLANT AND EQUIPMENT

	March 31, 2024	December 31, 2023
Net book value of property, plant and equipment	17,441	20,532
Provision for obsolescence of materials and equipment	(171)	(171)
Provision for impairment of property, plant and equipment	(571)	(2,649)

	16,699	17,712

HORACIO DANIEL MARIN

President

18
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

9. PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the three-month periods ended March 31, 2024 and as of the year ended December 31, 2023 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,395	50,087	8,677	528	1,195	3,880	38	832	1,343	1,159	930	70,064
Accumulated depreciation	700	42,294	5,494	359	-	-	-	761	925	586	684	51,803

Balance as of December 31, 2022	695	7,793	3,183	169	1,195	3,880	38	71	418	573	246	18,261

Cost
Increases	1	511	99	6	1,282	4,161	119	4	-	-	8	6,191
Translation effect	(178)	-	-	(55)	(19)	(46)	-	(30)	-	(904)	(223)	(1,455)
Adjustment for inflation (1)	106	-	-	33	11	27	-	18	-	537	131	863
Decreases, reclassifications and other movements	16	2,503	135	165	(1,030)	(2,357)	(26)	45	39	18	(3)	(495)

Accumulated depreciation
Increases	28	2,692	364	30	-	-	-	36	64	10	28	3,252
Translation effect	(96)	-	-	(36)	-	-	-	(27)	-	(455)	(150)	(764)
Adjustment for inflation (1)	57	-	-	22	-	-	-	16	-	270	88	453
Decreases, reclassifications and other movements	(1)	(92)	-	(5)	-	-	-	-	(8)	-	(2)	(108)

Cost	1,340	53,101	8,911	677	1,439	5,665	131	869	1,382	810	843	75,168
Accumulated depreciation	688	44,894	5,858	370	-	-	-	786	981	411	648	54,636

Balance as of December 31, 2023	652	8,207	3,053	307	1,439	5,665	131	83	401	399	195	20,532

Cost
Increases	-	-	2	2	333	882	31	-	-	-	2	1,252
Translation effect	(10)	-	-	(3)	(1)	(2)	-	(2)	-	(47)	(11)	(76)
Adjustment for inflation (1)	82	-	-	27	9	13	-	17	-	394	96	638
Decreases, reclassifications and other movements	(122)	(27,341)	15	(33)	(230)	(1,452)	(6)	(49)	2	2	(33)	(29,247)	(2)

Accumulated depreciation
Increases	7	621	86	10	-	-	-	8	15	6	9	762
Translation effect	(5)	-	-	(2)	-	-	-	(1)	-	(24)	(8)	(40)
Adjustment for inflation (1)	43	-	-	18	-	-	-	12	-	199	69	341
Decreases, reclassifications and other movements	(72)	(25,200)	-	(51)	-	-	-	(49)	(2)	-	(31)	(25,405)	(2)

Cost	1,290	25,760	8,928	670	1,550	5,106	156	835	1,384	1,159	897	47,735
Accumulated depreciation	661	20,315	5,944	345	-	-	-	756	994	592	687	30,294

Balance as of March 31, 2024	629	5,445	2,984	325	1,550	5,106	156	79	390	567	210	17,441

(1)

Corresponds to adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)

Includes 29,102 and 25,393 of cost and accumulated depreciation, respectively, reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 38 to the annual consolidated financial statements.

HORACIO DANIEL MARIN

President

19
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

9. PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the property, plant and equipment. For the three-month periods ended March 31, 2024 and 2023, the rate of capitalization was 7.71% and 8.31%, respectively, and the amount capitalized amounted to 2 and 5, respectively.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the three-month period ended March 31, 2024 and as of the year ended December 31, 2023:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2022	151

Increases charged to profit or loss	24
Applications due to utilization	(4)
Translation effect	(2)
Adjustment for inflation (1)	2

Balance as of December 31, 2023	171

Increases charged to profit or loss	-
Applications due to utilization	-
Translation effect	-
Adjustment for inflation (1)	-

Balance as of March 31, 2024	171

(1)

Corresponds to adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the three-month period ended March 31, 2024 and as of the year ended December 31, 2023:

Provision for impairment of property, plant and equipment
Balance as of December 31, 2022	600

Increases charged to profit or loss (1)	2,288
Depreciation (2)	(236)
Translation effect	(7)
Adjustment for inflation (3)	4
Reclassifications	-

Balance as of December 31, 2023	2,649

Increases charged to profit or loss	-
Depreciation (2)	(186)
Translation effect	(1)
Adjustment for inflation (3)	2
Reclassifications (4)	(1,893)

Balance as of March 31, 2024	571

(1)	See Notes 2.c) and 8 to the annual consolidated financial statements.
(2)	Included in “Depreciation of property, plant and equipment” in Note 27.
(3)

Corresponds to adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(4)	Includes 1,893 reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 38 to the annual consolidated financial statements.

On February 29, 2024 YPF’s Board of Directors resolved the disposal of certain groups of assets related to the Upstream business segment, mainly mature fields related to the CGU Oil, CGU Gas - Austral Basin and CGU Gas - Neuquina Basin. Accordingly, the assets were reclassified from “Property, plant and equipment” line item to “Assets held for sale” line item and the related provision for hydrocarbon wells abandonment obligations to “Liabilities directly associated with assets held for sale” line item as current items in the statement of financial position.

Notwithstanding the foregoing, the carrying amount of these assets may be adjusted in future periods depending on the results of the disposition process conducted by YPF and the financial consideration to be agreed with third parties for such assets. In addition, the closing of such dispositions will be subject to the fulfillment of customary closing conditions, including applicable regulatory approvals. See Notes 2.b.13) and 38 to the annual consolidated financial statements.

HORACIO DANIEL MARIN

President

20
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

10. RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the three-month period ended March 31, 2024 and as of the year ended December 31, 2023 are as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	33	495	283	100	370	1,281
Accumulated depreciation	19	301	209	44	167	740

Balance as of December 31, 2022	14	194	74	56	203	541

Cost
Increases	13	93	169	1	128	404
Translation effect	(1)	-	-	(18)	-	(19)
Adjustment for inflation (1)	-	-	-	11	-	11
Decreases, reclassifications and other movements	(5)	(21)	(1)	-	-	(27)

Accumulated depreciation
Increases	6	119	43	9	111	288
Translation effect	(1)	-	-	(10)	-	(11)
Adjustment for inflation (1)	-	-	-	6	-	6
Decreases, reclassifications and other movements	-	(4)	-	-	-	(4)

Cost	40	567	451	94	498	1,650
Accumulated depreciation	24	416	252	49	278	1,019

Balance as of December 31, 2023	16	151	199	45	220	631

Cost
Increases	9	2	53	-	-	64
Translation effect	-	-	-	(1)	-	(1)
Adjustment for inflation (1)	-	-	-	8	-	8
Decreases, reclassifications and other movements	-	-	-	-	-	-

Accumulated depreciation
Increases	2	30	19	3	30	84
Translation effect	-	-	-	(1)	-	(1)
Adjustment for inflation (1)	-	-	-	5	-	5
Decreases, reclassifications and other movements	-	-	-	-	-	-

Cost	49	569	504	101	498	1,721
Accumulated depreciation	26	446	271	56	308	1,107

Balance as of March 31, 2024	23	123	233	45	190	614

(1)

Corresponds to adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level, as of March 31, 2024 and December 31, 2023:

	March 31, 2024	December 31, 2023
Amount of investments in associates	165	142
Amount of investments in joint ventures	1,669	1,534

	1,834	1,676

HORACIO DANIEL MARIN

President

21
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The main movements during the three-month period ended March 31, 2024 and as of the year ended December 31, 2023 which affected the value of the aforementioned investments, correspond to:

Investments in associates and joint ventures
Balance as of December 31, 2022	1,905

Acquisitions and contributions	5
Income on investments in associates and joint ventures	94
Distributed dividends	(275)
Translation differences	(99)
Adjustment for inflation (1)	46

Balance as of December 31, 2023	1,676

Acquisitions and contributions	-
Income on investments in associates and joint ventures	129
Distributed dividends	-
Translation differences	(4)
Adjustment for inflation (1)	33

Balance as of March 31, 2024	1,834

(1)

Corresponds to adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income. See Note 2.b.1) to the annual consolidated financial statements.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method, for the three-month periods ended March 31, 2024 and 2023. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the three-month periods ended March 31,		For the three-month periods ended March 31,
	2024	2023	2024	2023
Net income	6	8	123	81
Other comprehensive income	16	-	13	2

Comprehensive income	22	8	136	83

The Company has no investments in subsidiaries with significant non-controlling interests. Likewise, the Company has no significant investments in associates and joint ventures, except for the investment in YPF EE.

HORACIO DANIEL MARIN

President

22
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The financial information corresponding to YPF EE’s assets and liabilities as of March 31, 2024 and December 31, 2023, as well as the results for the three-month periods ended March 31, 2024 and 2023, are detailed below:

	March 31, 2024 (1)	December 31, 2023 (1)
Total non-current assets	2,100	2,102
Cash and cash equivalents	100	114
Other current assets	208	152
Total current assets	309	266

Total assets	2,409	2,368

Financial liabilities (excluding items “Accounts payable”, “Provisions” and “Other liabilities”)	667	720
Other non-current liabilities	222	204
Total non-current liabilities	889	924
Financial liabilities (excluding items “Accounts payable”, “Provisions” and “Other liabilities”)	236	188
Other current liabilities	140	143
Total current liabilities	376	331

Total liabilities	1,265	1,255

Total shareholders’ equity (2)	1,144	1,113

Dividends received (3)	-	35

Closing exchange rates	856.50	806.95

	For the three-month periods ended March 31,
	2024 (1)	2023 (1)
Revenues	122	114
Interest income	5	21
Depreciation and amortization	(35)	(27)
Interest loss	(14)	(16)
Income tax	(5)	(22)
Operating profit	34	67

Net profit	31	59
Other comprehensive income	67	169

Total comprehensive income	98	228

Average exchange rates	832.15	192.33

(1)    The financial information arises from the statutory condensed interim consolidated financial statements of YPF EE and the amounts are translated to U.S. dollars using the exchange rates indicated. On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from the financial information disclosed here.

(2) Includes the non-controlling interest.
(3) The amounts are translated to U.S. dollars using the exchange rate at the date of the dividends’ payment.

HORACIO DANIEL MARIN

President

23
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

12. INVENTORIES

	March 31, 2024		December 31, 2023
Finished goods	1,009		1,052
Crude oil and natural gas	444		507
Products in process	34		45
Raw materials, packaging materials and others	87		79

	1,574	(1)	1,683	(1)

(1)	As of March 31, 2024 and December 31, 2023, the cost of inventories does not exceed their net realizable value.

13. OTHER RECEIVABLES

	March 31, 2024		December 31, 2023
	Non-current	Current	Non- current	Current
Receivables from services and sales of other assets	-	10	-	11
Tax credit and export rebates	88	35	83	44
Loans and balances with related parties (1)	62	12	43	6
Collateral deposits	-	13	-	13
Prepaid expenses	17	39	18	33
Advances and loans to employees	-	2	-	3
Advances to suppliers and custom agents (2)	-	126	-	84
Receivables with partners in JA	6	190	8	155
Insurance receivables	-	-	-	-
Miscellaneous	5	17	7	32

	178	444	159	381
Provision for other doubtful receivables	(1)	-	(1)	-

	177	444	158	381

(1) See Note 36 for information about related parties.
(2) Includes, among others, advances to custom agents for the payment of taxes and import rights related to the imports of fuels and goods.

14. TRADE RECEIVABLES

	March 31, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	42	1,480	43	1,020
Provision for doubtful trade receivables	(11)	(80)	(12)	(47)

	31	1,400	31	973

(1) See Note 36 for information about related parties.
(2) See Note 25 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables for the three-month period ended March 31, 2024 and for the fiscal year ended December 31, 2023:

	Provision for doubtful trade receivables
	Non-current		Current
Balance as of December 31, 2022	55	(2)	76

Increases charged to expenses	-		20
Decreases charged to income	-		(2)
Applications due to utilization	-		(3)
Net exchange and translation differences	(43)		(42)
Result from net monetary position (1)	-		(2)

Balance as of December 31, 2023	12	(2)	47

Increases charged to expenses	-		35	(3)
Decreases charged to income	-		-
Applications due to utilization	-		-
Net exchange and translation differences	(1)		(2)
Result from net monetary position (1)	-		-

Balance as of March 31, 2024	11	(2)	80

(1)    Includes the adjustment for inflation of opening balances of the provision for doubtful trade receivables of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(2) Mainly including credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 35.c.1) to the annual consolidated financial statements.
(3) Mainly including credits with CAMMESA, see Note 36.

HORACIO DANIEL MARIN

President

24
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

15. INVESTMENTS IN FINANCIAL ASSETS

	March 31, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Investments at amortized cost
Public securities (1)	2	99	-	99
Private securities - NO and stock market promissory notes	5	7	8	4
Term deposits (2)	-	21	-	47

	7	127	8	150

Investments at fair value through profit or loss
Public securities (1)	-	163	-	114

	-	163	-	114

	7	290	8	264

(1)	See Note 36.
(2)	Corresponds to term deposits with the BNA.

16. CASH AND CASH EQUIVALENTS

	March 31, 2024	December 31, 2023
Cash and banks (1)	328	230
Short-term investments (2) (3)	883	797
Financial assets at fair value through profit or loss (4)	98	96

	1,309	1,123

(1)	Includes balances granted as collateral. See Note 34.e) to the annual consolidated financial statements.
(2)	Includes 232 and 727 of BCRA bills as of March 31, 2024 and December 31, 2023, respectively.
(3)	Includes 45 and 45 of term deposits and other investments with the BNA as of March 31, 2024 and December 31, 2023, respectively.
(4)	See Note 7.

17. PROVISIONS

Changes in the Group’s provisions for the three-month period ended March 31, 2024 and for the fiscal year ended December 31, 2023 are as follows:

	Provision for lawsuits and contingencies				Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations			Total
	Non-current		Current		Non-current	Current	Non-current		Current	Non-current	Current
Balance as of December 31, 2022	571		22		96	46	1,904		131	2,571	199

Increases charged to expenses	89		3		80	-	264		-	433	3
Decreases charged to income	(26)		(6)		-	-	(12)		-	(38)	(6)
Applications due to utilization	(1)		(318)	(3)	-	(50)	-		(122)	(1)	(490)
Net exchange and translation differences	(110)		(1)		(52)	(38)	-		-	(162)	(39)
Result from net monetary position (1)	(1)		-		-	-	-		-	(1)	-
Reclassifications and other movements	(456)	(2)	321		(76)	76	390		117	(142)	514

Balance as of December 31, 2023	66		21		48	34	2,546		126	2,660	181

Increases charged to expenses	14		-		30	-	66		-	110	-
Decreases charged to income	(3)		-		-	-	-		-	(3)	-
Applications due to utilization	(2)		(1)		-	(10)	-		(17)	(2)	(28)
Net exchange and translation differences	(1)		-		-	(1)	-		-	(1)	(1)
Result from net monetary position (1)	-		-		-	-	-		-	-	-
Reclassifications and other movements	(1)		1		(37)	37	(2,040)	(4)	17	(2,078)	55

Balance as of March 31, 2024	73		21		41	60	572		126	686	207

(1)

Includes the adjustment for inflation of opening balances of provisions of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(2)

Includes 134 reclassified as “Other liabilities” in the statement of financial position due to the settlement agreement entered with TGN and 286 reclassified as current “Provision for lawsuits and contingencies” due to the Trust Settlement Agreement, see Notes 16.a.2) and 32 to the annual consolidated financial statements, respectively.

(3)	Includes the payment of the amount for the Trust Settlement Agreement, see Note 32 to the annual consolidated financial statements.
(4)

Includes 2,023 reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 38 to the annual consolidated financial statements and Note 9.

Provisions are described in Note 16 to the annual consolidated financial statements.

HORACIO DANIEL MARIN

President

25
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

18. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of the closing date of these condensed interim consolidated financial statements, considering the tax criteria that the Group assumes to apply during the fiscal year. If the estimate of such rate is modified based on new elements of judgment, the income tax expense could require adjustments in subsequent periods.

In relation to such tax criteria, the income tax expense contemplates the application of the integral inflation adjustment mechanism applicable to property, plant and equipment, and the indexation of the accumulated tax losses carryforward until the concurrence of the projected tax result of the fiscal year 2024, all considering that the assumption of confiscation would be verified in accordance with the jurisprudence of the CSJN in force as of the date of issuance of these consolidated financial statements.

The Company considers having strong arguments to successfully defend such assumed tax criteria, in the event of a possible controversy with the tax authorities, in accordance with the guidelines of IFRIC 23 “Uncertainty over income tax treatments”. As of March 31, 2024, the assumed tax criteria generates a profit of 260.

The income tax charge for the three-month period ending March 31, 2024 is a profit of 121. The amount accrued for the three-periods ending March 31, 2024 and 2023 is as follows:

	For the three-month periods ended March 31,
	2024	2023
Current income tax	(15)	(9)
Deferred income tax	136	(76)

	121	(85)

The reconciliation between the income tax charge for the three-month periods ended March 31, 2024 and 2023 and the one that would result from applying the prevailing tax rate on net profit or loss before income tax arising from the condensed interim consolidated statements of comprehensive income for each period is as follows:

	For the three-month periods ended March 31,
	2024	2023
Net profit before income tax	536	426
Average tax rate (1)	25.37%	25.35%

Average tax rate applied to net profit before income tax	(136)	(108)
Effect of the valuation of property, plant and equipment, intangible assets and assets held for sale, net	897	126
Effect of exchange differences and other results associated to the valuation of the currency, net (2)	(1,013)	45
Effect of the valuation of inventories	(41)	(61)
Income on investments in associates and joint ventures	32	22
Effect of tax rate change (3)	98	(133)
Effect of application of indexation mechanisms	260	-
Miscellaneous	24	24

Income tax	121	(85)

(1)	Corresponds to the average projected tax rate of YPF and its subsidiaries in compliance with amendment to Law No. 27,630. See Note 35.e.1) to the annual consolidated financial statements.
(2)	Includes the effect of tax inflation adjustments.
(3)	Corresponds to the remedation of deferred income tax balances at the time of reversal, see Note 35.e.1) to the annual consolidated financial statements.

HORACIO DANIEL MARIN

President

26
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

18. INCOME TAX (cont.)

The breakdown of the Group’s deferred tax assets and liabilities as of March 31, 2024 and December 31, 2023 is as follows:

	March 31, 2024		December 31, 2023
Deferred tax assets
Provisions and other non-deductible liabilities	146		113
Lease liabilities	227		234
Tax losses carryforward	11		1,782
Miscellaneous	1		1

Total deferred tax assets	385		2,130

Deferred tax liabilities
Property, plant and equipment and others (1)	(569)		(2,017)
Adjustment for tax inflation (2)	(614)		(1,078)
Right-of-use assets	(215)		(221)
Miscellaneous	(35)		(38)

Total deferred tax liabilities	(1,433)		(3,354)

Total Net deferred tax	(1,048)	(3)	(1,224)

(1)	Includes the deferred tax corresponding to property, plant and equipment, intangible assets, assets held for sale and inventories.
(2)

Includes the effect of the deferral of the tax inflation adjustment. See “Budget Law 2023 - Deferral of tax adjustment for inflation” section Note 35.e.1) to the annual consolidated financial statements.

(3)

Includes (31) corresponding to adjustment for inflation of the opening deferred tax liability of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and includes 71 corresponding to the effect of the translation.

As of March 31, 2024 and December 31, 2023, the causes that generated imputations within “Other comprehensive income” line item in the statement of comprehensive income did not generate temporary differences subject to income tax.

As of March 31, 2024 and December 31, 2023 the Group has classified as deferred tax assets 18 and 18, respectively, and as deferred tax liability 1,066 and 1,242, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

19. TAXES PAYABLE

	March 31, 2024	December 31, 2023
VAT	41	22
Withholdings and perceptions	38	21
Royalties	93	75
Fuels tax	53	-
Turnover tax	5	7
Miscellaneous	18	14

	248	139

20. SALARIES AND SOCIAL SECURITY

	March 31, 2024	December 31, 2023
Salaries and social security	71	58
Bonuses and incentives provision	41	104
Vacation provision	59	45
Other employee benefits (1)	4	3

	175	210

(1)	Includes the voluntary retirement plan executed by the Group.

HORACIO DANIEL MARIN

President

27
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

21. LEASE LIABILITIES

The evolution of the Group’s leases liabilities for the three-month period ended March 31, 2024 and for the fiscal year ended December 31, 2023, are as follows:

Lease liabilities
Balance as of December 31, 2022	566

Leases increases	404
Financial accretions	77
Leases decreases	(23)
Payments	(359)
Net exchange and translation differences	-
Result from net monetary position (1)	1

Balance as of December 31, 2023	666

Leases increases	64
Financial accretions	19
Leases decreases	-
Payments	(101)
Net exchange and translation differences	-
Result from net monetary position (1)	-

Balance as of March 31, 2024	648

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

22. LOANS

			March 31, 2024			December 31, 2023
	Interest rate (1)	Maturity	Non-current	Current		Non-current	Current
Pesos:

NO	71.64% - 104.81%	2024	-	79		-	60
Loans	59.13% - 112.41%	2024-2025	-	97	(5)	9	15
Account overdrafts	78.00% - 90.00%	2024	-	107		-	56

			-	283		9	131

Currencies other than the peso:

NO (2) (3)	0.00% - 10.00%	2024-2047	6,859	625		6,191	767
Export pre-financing	1.90% - 10.90%	2024-2025	-	600	(4)	102	545	(4)
Imports financing	16.00% - 18.00%	2024-2025	-	1		-	-
Loans	0.00% - 19.54%	2024-2027	381	50		380	65

			7,240	1,276		6,673	1,377

			7,240	1,559		6,682	1,508

(1) Nominal annual interest rate as of March 31, 2024.
(2) Disclosed net of 17 and 3 corresponding to YPF’s own NO repurchased through open market transactions, as of March 31, 2024, and December 31, 2023, respectively.

(3)    Includes 1,311 and 1,327 as of March 31, 2024, and December 31, 2023, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4) Includes 40 and 86 as of March 31, 2024, and December 31, 2023, respectively, of pre-financing of exports granted by BNA.
(5) Includes 66 of loans granted by BNA.

Set forth below is the evolution of the loans for three-month period ended March 31, 2024 and for the fiscal year ended December 31, 2023:

Loans
Balance as of December 31, 2022	7,088

Proceeds from loans	2,667
Payments of loans	(1,396)
Payments of interest	(623)
Account overdrafts, net	(3)
Accrued interest (1)	702
Net exchange and translation differences	(239)
Result from net monetary position (2)	(6)

Balance as of December 31, 2023	8,190

Proceeds from loans	1,114
Payments of loans	(554)
Payments of interest	(202)
Account overdrafts, net	56
Accrued interest (1)	202
Net exchange and translation differences	(8)
Result from net monetary position (2)	1

Balance as of March 31, 2024	8,799

(1)	Includes capitalized financial costs.
(2)

Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

HORACIO DANIEL MARIN

President

28
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

22. LOANS (cont.)

Details regarding the NO of the Group are as follows:

								March 31, 2024			December 31, 2023
Month	Year	Principal value (3)		Class	Interest rate (1)		Principal maturity	Non-current	Current		Non-current	Current
YPF
-	1998	U.S. dollar	15	-	Fixed	10.00%	2028	15	1		15	-
April, February, October	2014/15/16	U.S. dollar	521	Class XXVIII	Fixed	8.75%	2024	-	217		-	354
September	2014	Peso	1,000	Class XXXIV	BADLAR + 0.1%	71.64%	2024	-	-	(4)	-	-	(4)
April	2015	U.S. dollar	1,132	Class XXXIX	Fixed	8.50%	2025	1,132	17		1,132	41
July, December	2017	U.S. dollar	809	Class LIII	Fixed	6.95%	2027	815	10		816	25
December	2017	U.S. dollar	537	Class LIV	Fixed	7.00%	2047	530	11		530	1
June	2019	U.S. dollar	399	Class I	Fixed	8.50%	2029	397	9		397	-
July	2020	U.S. dollar	341	Class XIII	Fixed	8.50%	2025	-	85		43	88
February	2021	U.S. dollar	776	Class XVI	Fixed	9.00%	2026	249	234		307	235
February	2021	U.S. dollar	748	Class XVII	Fixed	9.00%	2029	758	17		758	-
February	2021	U.S. dollar	576	Class XVIII	Fixed	7.00%	2033	554	-		553	11
February	2021	Peso	4,128	Class XIX	Fixed	3.50%	2024	-	56		-	35
July	2021	U.S. dollar	384	Class XX	Fixed	5.75%	2032	384	4		384	10
January	2023	U.S. dollar	230	Class XXI	Fixed	1.00%	2026	220	-		229	1
January, April	2023	Peso	15,761	Class XXII	BADLAR + 3.0%	104.81%	2024	-	23		-	25
April	2023	U.S. dollar	147	Class XXIII	Fixed	0.00%	2025	156	-		158	-
April	2023	U.S. dollar	38	Class XXIV	Fixed	1.00%	2027	38	-		38	-
June	2023	U.S. dollar	263	Class XXV	Fixed	5.00%	2026	262	4		262	1
September	2023	U.S. dollar	400	Class XXVI	Fixed	0.00%	2028	400	-		400	-
October (2)	2023	U.S. dollar	128	Class XXVII	Fixed	0.00%	2026	160	-		169	-
January	2024	U.S. dollar	800	Clase XXVIII	Fixed	9.50%	2031	789	16		-	-

								6,859	704		6,191	827

(1)	Nominal annual interest rate as of March 31, 2024.
(2)	During the three-month period ended March 31, 2024, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(3)	Total nominal value issued without including the nominal values canceled through exchanges, expressed in millions.
(4)	As of March 31, 2024 and December 31, 2023 the registered amount is less than 1.

HORACIO DANIEL MARIN

President

29
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

23. OTHER LIABILITIES

	March 31, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Liabilities for concessions	8	70	8	67
Liabilities for contractual claims (1)	66	42	104	49
Miscellaneous	-	5	-	6

	74	117	112	122

(1)	See Note 16.a.2) to the annual consolidated financial statements.

24. ACCOUNTS PAYABLE

	March 31, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	4	2,419	4	2,285
Guarantee deposits	-	4	-	4
Payables with partners of JA and other agreements	1	43	1	14
Miscellaneous	-	16	-	16

	5	2,482	5	2,319

(1)	See Note 36 for information about related parties.

25. REVENUES

	For the three-month periods ended March 31,
	2024	2023
Revenue from contracts with customers	4,279	4,185
National Government incentives (1)	31	53

	4,310	4,238

(1)	See Note 36.

The Group’s transactions and the main revenues are described in Note 6. The Group classifies revenues from contracts with customers in accordance with Note 24 to the annual consolidated financial statements. The Group’s revenues from contracts with customers are broken down into the following categories, as described in Note 2.b.12) to the annual consolidated financial statements:

•	Breakdown of revenues

Type of good or service

	For the three-month period ended March 31, 2024
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	1,634	-	-	1,634
Gasolines	-	1,022	-	-	1,022
Natural gas (1)	-	4	343	-	347
Crude oil	-	201	-	-	201
Jet fuel	-	269	-	-	269
Lubricants and by-products	-	113	-	-	113
LPG	-	108	-	-	108
Fuel oil	-	27	-	-	27
Petrochemicals	-	110	-	-	110
Fertilizers and crop protection products	-	55	-	-	55
Flours, oils and grains	-	50	-	-	50
Asphalts	-	15	-	-	15
Goods for resale at gas stations	-	27	-	-	27
Income from services	-	-	-	34	34
Income from construction contracts	-	-	-	62	62
Virgin naphtha	-	36	-	-	36
Petroleum coke	-	53	-	-	53
LNG regasification	-	-	1	-	1
Other goods and services	51	40	23	1	115

	51	3,764	367	97	4,279

HORACIO DANIEL MARIN

President

30
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

25. REVENUES (cont.)

	For the three-month period ended March 31, 2023
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	1,696	-	-	1,696
Gasolines	-	892	-	-	892
Natural gas (1)	-	3	366	-	369
Crude oil	-	31	-	-	31
Jet fuel	-	296	-	-	296
Lubricants and by-products	-	141	-	-	141
LPG	-	102	-	-	102
Fuel oil	-	21	-	-	21
Petrochemicals	-	116	-	-	116
Fertilizers and crop protection products	-	98	-	-	98
Flours, oils and grains	-	31	-	-	31
Asphalts	-	43	-	-	43
Goods for resale at gas stations	-	31	-	-	31
Income from services	-	-	-	27	27
Income from construction contracts	-	-	-	36	36
Virgin naphtha	-	46	-	-	46
Petroleum coke	-	82	-	-	82
LNG regasification	-	-	1	-	1
Other goods and services	43	47	35	1	126

	43	3,676	402	64	4,185

(1) Includes 296 and 310 corresponding to sales of natural gas produced by the Company for the three-month periods ended March 31, 2024 and 2023, respectively. Sales channels
	For the three-month period ended March 31, 2024
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	1,789	-	-	1,789
Power plants	-	-	118	-	118
Distribution companies	-	-	12	-	12
Retail distribution of natural gas	-	-	15	-	15
Industries, transport and aviation	-	978	210	-	1,188
Agriculture	-	290	-	-	290
Petrochemical industry	-	158	-	-	158
Trading	-	416	-	-	416
Oil companies	-	42	-	-	42
Commercialization of LPG	-	38	-	-	38
Other sales channels	51	53	12	97	213

	51	3,764	367	97	4,279

	For the three-month period ended March 31, 2023
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	1,710	-	-	1,710
Power plants	-	-	112	-	112
Distribution companies	-	-	12	-	12
Retail distribution of natural gas	-	-	35	-	35
Industries, transport and aviation	-	1,102	227	-	1,329
Agriculture	-	352	-	-	352
Petrochemical industry	-	158	-	-	158
Trading	-	234	-	-	234
Oil companies	-	48	-	-	48
Commercialization of LPG	-	38	-	-	38
Other sales channels	43	34	16	64	157

	43	3,676	402	64	4,185

HORACIO DANIEL MARIN

President

31
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

25. REVENUES (cont.)

Target market

Sales in the domestic market amounted to 3,615 and 3,706 for the three-month periods ended March 31, 2024 and 2023, respectively.

Sales in the international market amounted to 664 and 479 for the three-month periods ended March 31, 2024 and 2023, respectively.

•	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	March 31, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Credits for contracts included in the item of “Trade receivables”	40	1,430	41	993
Contract assets	-	17	-	10
Contract liabilities	33	54	34	69

Contract assets are mainly related to the activities carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of fuels, fertilizers and crop protection products, among others.

During the three-month periods ended March 31, 2024 and 2023 the Group has recognized 45 and 34, respectively, in the “Revenues from contracts with customers” line under the “Revenues” line item in the statement of comprehensive income, which have been included in “Contract liabilities” line item in the statement of financial position at the beginning of each year.

26. COSTS

	For the three-month periods ended March 31,
	2024	2023
Inventories at beginning of year	1,683	1,738
Purchases	963	1,354
Production costs (1)	1,931	2,071
Translation effect	(2)	(6)
Adjustment for inflation (2)	18	7
Inventories at end of the period	(1,574)	(1,865)

	3,019	3,299

(1)	See Note 27.
(2)

Corresponds to adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income.

HORACIO DANIEL MARIN

President

32
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

27. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required on the nature of the expenses and their relation to the function within the Group for the three-month periods ended March 31, 2024 and 2023:

	For the three-month period ended March 31, 2024
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	180	51	29		2	262
Fees and compensation for services	10	52	8		-	70
Other personnel expenses	56	5	2		-	63
Taxes, charges and contributions	41	4	208	(1)	-	253
Royalties, easements and fees	269	-	-		2	271
Insurance	18	2	1		-	21
Rental of real estate and equipment	48	-	3		-	51
Survey expenses	-	-	-		10	10
Depreciation of property, plant and equipment	545	10	21		-	576
Amortization of intangible assets	7	3	-		-	10
Depreciation of right-of-use assets	63	-	3		-	66
Industrial inputs, consumable materials and supplies	115	1	3		-	119
Operation services and other service contracts	93	2	10		2	107
Preservation, repair and maintenance	332	7	8		-	347
Unproductive exploratory drillings	-	-	-		6	6
Transportation, products and charges	116	-	112		-	228
Provision for doubtful trade receivables	-	-	35		-	35
Publicity and advertising expenses	-	2	11		-	13
Fuel, gas, energy and miscellaneous	38	2	13		1	54

	1,931	141	467		23	2,562

(1)	Includes 33 corresponding to export withholdings and 129 corresponding to turnover tax.
(2)	Includes 8 corresponding to research and development activities.

	For the three-month period ended March 31, 2023
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	203	53	29		2	287
Fees and compensation for services	12	56	8		-	76
Other personnel expenses	60	6	3		-	69
Taxes, charges and contributions	34	3	186	(1)	-	223
Royalties, easements and fees	255	-	1		-	256
Insurance	20	1	1		-	22
Rental of real estate and equipment	39	-	2		-	41
Survey expenses	-	-	-		7	7
Depreciation of property, plant and equipment	679	9	21		-	709
Amortization of intangible assets	7	3	-		-	10
Depreciation of right-of-use assets	53	-	3		-	56
Industrial inputs, consumable materials and supplies	120	1	3		-	124
Operation services and other service contracts	123	3	11		2	139
Preservation, repair and maintenance	314	9	14		-	337
Unproductive exploratory drillings	-	-	-		6	6
Transportation, products and charges	135	1	121		-	257
Provision for doubtful trade receivables	-	-	3		-	3
Publicity and advertising expenses	-	11	4		-	15
Fuel, gas, energy and miscellaneous	17	1	10		1	29

	2,071	157	420		18	2,666

(1)	Includes 14 corresponding to export withholdings and 138 corresponding to turnover tax.
(2)	Includes 7 corresponding to research and development activities.

HORACIO DANIEL MARIN

President

33
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

28. OTHER NET OPERATING RESULTS

	For the three-month periods ended March 31,
	2024	2023
Lawsuits	(8)	(16)
Export Increase Program	15	-
Miscellaneous	(1)	7

	6	(9)

29. NET FINANCIAL RESULTS

	For the three-month periods ended March 31,
	2024		2023
Financial income
Interest on cash and cash equivalents and investments in financial assets	17		23
Interest on trade receivables	18		20
Other financial income	1		2

Total financial income	36		45

Financial costs
Loan interest	(199)		(168)
Hydrocarbon well abandonment provision financial accretion	(85)	(1)	(66)
Other financial costs	(52)		(45)

Total financial costs	(336)		(279)

Other financial results
Exchange differences generated by loans	7		16
Exchange differences generated by cash and cash equivalents and investments in financial assets	3		(70)
Other exchange differences, net	4		179
Result on financial assets at fair value through profit or loss	10		69
Result from net monetary position	17		42

Total other financial results	41		236

Total net financial results	(259)		2

(1)

Includes 19 corresponding to the financial accretion of liabilities directly associated with assets held for sale, see Notes 2.b.13) and 38 to the annual consolidated financial statements and Notes 9 and 17.

30. INVESTMENTS IN JOINT AGREEMENTS

The assets and liabilities as of March 31, 2024 and December 31, 2023, and expenses for the three-month periods ended March 31, 2024 and 2023, of JA and other agreements in which the Group participates are as follows:

	March 31, 2024	December 31, 2023
Non-current assets (1)	5,428	5,246
Current assets	394	115

Total assets	5,822	5,361

Non-current liabilities	404	313
Current liabilities	696	483

Total liabilities	1,100	796

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JA and other agreements.

	For the three-month periods ended March 31,
	2024	2023
Production cost	501	407
Exploration expenses	14	-

HORACIO DANIEL MARIN

President

34
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

31. SHAREHOLDERS’ EQUITY

As of March 31, 2024, the Company’s capital amounts to 3,919 and treasury shares amount to 14 represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of 10 pesos and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of March 31, 2024, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s production and exploration rights; (iv) the voluntary dissolution of YPF; (v) change of corporate and/or tax address outside Argentina; or (vi) make an acquisition that would result in the purchaser holding 15% or more of the Company’s capital stock, or 20% or more of the outstanding Class D shares. Items (iii) and (iv) also require prior approval by the Argentine Congress.

On April 26, 2024, the General Shareholders’ Meeting was held, which approved the statutory financial statements of YPF (see Note 2.b)) corresponding to the year ended on December 31, 2023 and, additionally, approved the following in relation to the retained earnings: (i) completely disaffect the reserve for future dividends, the reserve for purchase of treasury shares and the reserve for investments; (ii) absorb accumulated losses in unappropriated retained earnings and losses up to the amount of 1,003,419 million of pesos (US$ 1,244 million); (iii) allocate the amount of 28,745 million of pesos (US$ 36 million) to constitute a reserve for purchase of treasury shares; and (iv) allocate the amount of 3,418,972 million of pesos (US$ 4,236 million) to constitute a reserve for investments.

During the three-month periods ended March 31, 2024 and 2023, the Company has not repurchased any of its own shares.

32. EARNINGS PER SHARE

The following table shows the net profit or loss and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the three-month periods ended March 31,
	2024	2023
Net profit	649	341
Weighted average number of shares outstanding	391,856,581	391,491,190
Basic and diluted earnings per share	1.66	0.87

There are no YPF financial instruments or other contracts outstanding that imply the existence of potential ordinary shares, thus the diluted earnings per share matches the basic earnings per share.

33. CONTINGENT ASSETS AND LIABILITIES

33.a) Contingent assets

The Group has no significant contingent assets.

33.b) Contingent liabilities

33.b.1) Environmental claims

During the three-month period ended March 31, 2024, there were no significant updates to the environmental claims described in Note 33.b.1) to the annual consolidated financial statements.

33.b.2) Contentious claims

Contentious claims are described in Note 33.b.2) to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2024, are described below:

•

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) - Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”, and together with Petersen, the “Plaintiffs”)

On April 1, 2024, Plaintiffs filed a turnover motion, which became public (and accessible to YPF) on April 22, 2024. This motion requests that the District Court order the Republic to turn over the YPF Class D shares held by the Republic to Plaintiffs in partial satisfaction of the District Court’s judgment against the Republic in this proceeding.

HORACIO DANIEL MARIN

President

35
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

33. CONTINGENT ASSETS AND LIABILITIES (cont.)

The Republic has until May 16, 2024 to file its brief in opposition to Plaintiffs’ turnover motion. Plaintiffs have until May 30, 2024 to file their reply brief. The District Court may hold oral hearings prior to rendering a decision on the turnover motion. Furthermore, the District Court’s decision on the turnover motion may be appealed by Plaintiffs or the Republic in accordance with applicable procedural rules. YPF is not a party to the turnover motion.

34. CONTRACTUAL COMMITMENTS

34.a) Exploitation concessions, transport concessions and exploration permits

The most relevant agreements, exploitation concessions, transport concessions and exploration permits that took place in the year ended December 31, 2023 are described in Note 34.a) to the annual consolidated financial statements. During the three-month period ended March 31, 2024, there were no significant updates.

34.b) Investment agreements and commitments and assignments

The most relevant investment agreements and commitments and assignments are described in Note 34.b) to the annual consolidated financial statements. During the three-month period ended March 31, 2024, there were no significant transactions.

35. MAIN REGULATIONS

35.a) Regulations applicable to the hydrocarbon industry

During the three-month period ended March 31, 2024, there were no significant updates to the regulatory framework described in Note 35.a) to the annual consolidated financial statements.

35.b) Regulations applicable to the Downstream segment

During the three-month period ended March 31, 2024, there were no significant updates to the regulatory framework described in Note 35.b) to the annual consolidated financial statements.

35.c) Regulations applicable to the Gas and Power segment

Updates to the regulatory framework described in Note 35.c) to the annual consolidated financial statements for the three-month period ended March 31, 2024, are described below:

Tariff schemes and tariff renegotiations

On April 3, 2024, ENARGAS Resolution No. 120/2024 was published in the BO, approving the transition tariff tables and rates and charges for services to be applied by Metrogas as from such date, and the tariff update formula applicable on such transition tariff tables as from May 2024. These transition measures will remain in force until the rates resulting from the RTI come into force, in accordance with the provisions of Decree No. 55/2023.

HORACIO DANIEL MARIN

President

36
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

35. MAIN REGULATIONS (cont.)

35.d) Incentive programs for hydrocarbon production

Updates to the regulatory framework described in Note 35.d) to the annual consolidated financial statements for the three-month period ended March 31, 2024, are described below:

Plan for Reinsurance and Promotion of Federal Hydrocarbon Production Domestic Self-Sufficiency, Exports, Imports Substitution and the Expansion of the Transportation System for all Hydrocarbon Basins in the Country 2023-2028 (“Plan GasAr 2023-2028”)

On March 27, 2024, SE Resolution No. 41/2024 was published in the BO, which approved natural gas prices at the PIST corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions made: (i) from April 1 and until April 30, 2024; (ii) from May 1 and until September 30, 2024; and (iii) from October 1 and until December 31, 2024.

35.e) Tax regulations

During the three-month period ended March 31, 2024, there were no significant updates to the regulatory framework described in Note 35.e) to the annual consolidated financial statements.

35.f) Custom regulations

During the three-month period ended March 31, 2024, there were no significant updates to the regulatory framework described in Note 35.f) to the annual consolidated financial statements.

35.g) Regulations related to the Foreign Exchange Market

Updates to the regulatory framework described in Note 35.g) to the annual consolidated financial statements for the three-month period ended March 31, 2024, are described below:

On April 18, 2024, the BCRA issued Communication “A” 7,994 which allows the possibility of applying the collection of exports to the payment of capital and interest on financial debts abroad that are settled in the Foreign Exchange Market from April 19, 2024 and as long as the following conditions are met: (i) the average life of the debt is not less than 3 years; and (ii) the first capital payment is not made before the year it was entered and settled in the Foreign Exchange Market; and established the possibility of not filing for the BCRA’s prior approval process more than 3 days before the maturity of the capital and interest for access to the Foreign Exchange Market when debt payments abroad are anticipated and as long as the following conditions are met: (i) the access occurs simultaneously with the settlement of a new financial debt granted by a local financial entity from a line of credit from abroad as of April 19, 2024; (ii) the average life of the new debt is greater than the average remaining life of the anticipated debt; and (ii) the accumulated amount of principal maturities of the new indebtedness does not exceed the accumulated amount of principal maturities of the anticipated debt.

35.h) Decree of Necessity and Urgency (“DNU” by its acronym in Spanish) No. 70/2023

Updates to the regulatory framework described in Note 35.h) to the annual consolidated financial statements for the three-month period ended March 31, 2024, are described below:

On March 14, 2024, the Chamber of Senators of the National Congress rejected the Decree No. 70/2023, and, as of the date of issuance of these condensed interim consolidated financial statements, is pending to be considered by the Chamber of Deputies of the National Congress.

On April 30, 2024, the Chamber of Deputies of the National Congress approved the proposed legislative bill called “Bases and Starting Points for the Freedom of Argentines” and as of the date of issuance of these condensed interim consolidated financial statements, it is in treatment by the Chamber of Senators of the National Congress.

As of the date of issuance of these condensed interim consolidated financial statements, it is not possible to predict the evolution of these measures or their impacts.

HORACIO DANIEL MARIN

President

37
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

35. MAIN REGULATIONS (cont.)

35.i) CNV regulatory framework

Information requirements as Settlement and Clearing Agent and Trading Agent

As of the date of issuance of these condensed interim consolidated financial statements, the Company is registered in the CNV under the category “Settlement and Clearing Agent and Trading Agent - Direct Participant”, record No. 549. Considering the Company’s business and the CNV Rules, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

In accordance with the CNV Rules, the Company is subject to the provisions of Article 5 c), Chapter II, Title VII of the CNV Rules, “Settlement and Clearing Agent - Direct Participant”. In this respect, as set forth in Article 13, Chapter II, Title VII, of the CNV Rules, as of March 31, 2024, the equity of the Company exceeds the minimum equity required by such Rules.

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the table below shows the balances with associates and joint ventures as of March 31, 2024:

	March 31, 2024
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable
	Non-current	Current	Current	Non-current	Current	Current
Joint Ventures:
YPF EE	-	4	9	-	3	43
Profertil	-	-	19	-	-	19
MEGA	-	-	50	-	-	1
Refinor	-	-	15	-	4	1
OLCLP	-	-	-	-	-	2
OTA	-	-	-	-	-	1
OTC	-	-	-	-	-	-

	-	4	93	-	7	67

Associates:
YPF Gas	-	1	10	-	-	1
Oldelval	62	7	-	4	-	11
Termap	-	-	-	-	-	3
GPA	-	-	-	-	-	3
Oiltanking	-	-	-	1	-	3
Gas Austral	-	-	-	-	-	-

	62	8	10	5	-	21

	62	12	103	5	7	88

The information detailed in the table below shows the balances with associates and joint ventures as of December 31, 2023:

	December 31, 2023
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable
	Non-Current	Current	Current	Non-Current	Current	Current
Joint Ventures:
YPF EE	-	5	5	4	-	39
Profertil	-	-	15	-	-	15
MEGA	-	-	15	-	-	-
Refinor	-	-	12	-	4	1
OLCLP	-	-	-	-	-	2
OTA	-	-	-	-	-	1
OTC	-	-	-	-	-	1

	-	5	47	4	4	59

Associates:
YPF Gas	-	1	6	-	-	1
Oldelval	43	-	-	4	-	10
Termap	-	-	-	-	-	2
GPA	-	-	-	-	-	1
Oiltanking	-	-	-	-	-	4
Gas Austral	-	-	-	-	-	-

	43	1	6	4	-	18

	43	6	53	8	4	77

HORACIO DANIEL MARIN

President

38
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The information detailed in the table below shows the transactions with associates and joint ventures for the three-month periods ended March 31, 2024 and 2023:

	For the three-month periods ended March 31,
	2024			2023
	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)
Joint Ventures:
YPF EE	5	25	-	5	32	-
Profertil	20	25	-	16	38	-
MEGA	59	1	-	50	-	-
Refinor	18	3	-	22	6	-
OLCLP	-	3	-	-	3	-
OTA	-	3	-	-	-	-
OTC	-	-	-	-	-	-

	102	60	-	93	79	-

Associates:
YPF Gas	12	-	-	13	2	1
Oldelval	-	15	-	-	16	-
Termap	-	5	-	-	6	-
GPA	-	4	-	-	4	-
Oiltanking	-	5	-	-	6	-
Gas Austral	1	-	-	1	-	-

	13	29	-	14	34	1

	115	89	-	107	113	1

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s clients and suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances (16)				Transactions
		Receivables / (Liabilities)				Income / (Costs)
						For the three-month periods ended March 31,
Client / Suppliers	Ref.	March 31, 2024		December 31, 2023		2024	2023
SGE	(1) (14)	45		23		28	10
SGE	(2) (14)	3		2		1	1
SGE	(3) (14)	-	(15)	-	(15)	-	-
SGE	(4) (14)	5		4		1	1
SGE	(5) (14)	8		8		-	-
Ministry of Transport	(6) (14)	2		2		1	8
AFIP	(7) (14)	19		20		-	33
CAMMESA	(8)	160		59		104	98
CAMMESA	(9)	(2)		(3)		(10)	(4)
ENARSA	(10)	27		25		8	6
ENARSA	(11)	(66)		(62)		(10)	-
Aerolíneas Argentinas S.A.	(12)	41		43		94	106
Agua y Saneamientos Argentinos S.A.	(13)	1		2		-	-

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028. See Note 35.d.1) to the annual consolidated financial statements.
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks. See Note 35.d.2) to the annual consolidated financial statements.
(3)

Benefits for recognition of the financial cost generated by payment deferral by providers of the distribution service of natural gas and undiluted propane gas through networks. See Note 36 to the annual consolidated financial statements.

(4)	Compensation for the lower income that Natural Gas Piping Distribution Service licensed companies receive from their users for the benefit of Metrogas.
(5)	Compensation by Decree No. 1,053/2018. See Note 35.c.1) to the annual consolidated financial statements.
(6)	Compensation for providing diesel to public transport of passengers at a differential price. See Note 36 to the annual consolidated financial statements.
(7)	Benefits of the RIAIC. See Note 35.e.3) to the annual consolidated financial statements.
(8)	Sales of fuel oil, diesel and natural gas.
(9)	Purchases of electrical energy.
(10)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.
(11)	Purchases of natural gas and crude oil.
(12)	Sales of jet fuel.
(13)	Sales of assets held for disposal.
(14)	Income from incentives recognized according to IAS 20 “Accounting for government grants and disclosure of government assistance”. See Note 2.b.12) to the annual consolidated financial statements.
(15)	As of March 31, 2024 and December 31, 2023 the registered amount is less than 1.
(16)	Do not include, if applicable, the provision for doubtful trade receivables.

HORACIO DANIEL MARIN

President

39
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 15, 16 and 22 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

On the other hand, the Group holds Bonds of the Argentine Republic 2029 and 2030 and BCRA bonds identified as investments in financial assets at fair value through profit or loss, and bills and bonds issued by the National Government and BCRA bonds identified as investments in financial assets at amortized cost (see Note 15). Additionally, the Group holds BCRA bills identified as cash and cash equivalents (see Note 16).

Furthermore, YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”). During the three-month periods ended March 31, 2024 and 2023, YPF and CHNC carried out transactions, among others, the purchases of crude oil by YPF for 115 and 141, respectively. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of March 31, 2024 and December 31, 2023 amounts to 85 and 38, respectively. See Note 36 to the annual consolidated financial statements.

As of March 31, 2024, the balance of trade receivables owed by CAMMESA to the Group amounts to 160, including interest accrued, with 72 being overdue and pending payment. Likewise, as of March 31, 2024, and in relation to our joint ventures YPF EE and CT Barragán, the balances of trade receivables owed by CAMMESA, including interest accrued, amount to 131 and 62, respectively, being overdue and pending payment 76 and 29, respectively.

On May 8, 2024, SE Resolution No. 58/2024 was published in the BO, which establishes an exceptional, transitory and unique payment regime for the balance of the MEM’s economic transactions of December 2023, January 2024 and February 2024 corresponding to the MEM’s creditors, and instructs CAMMESA to determine the amounts owed to each of them corresponding to such economic transactions, which will be cancelled as follows: (i) the economic transactions of December 2023 and January 2024, will be cancelled through the delivery of government securities denominated “Bonos de la República Argentina en Dólares Estadounidenses Step Up 2038”; and (ii) the economic transactions of February 2024 will be cancelled with the funds available in the bank accounts enabled in CAMMESA for collection purposes and with those funds available from the transfers made by the National Goverment to the “Fondo Unificado con Destino al Fondo de Estabilización”.

As of March 31, 2024, as mentioned above and based on the best estimate based on information available as of the date of issuance of these condensed interim consolidated financial statements, the Group has recognized a charge for doubtful sales receivables of 29 in the “Selling expenses” line item in the statement of comprehensive income (see Note 2.b.7) to the annual consolidated financial statements), and in relation to our joint ventures YPF EE and CT Barragán a charge for such concept of 19 and 6, respectively, in the “Income from equity interests in associates and joint ventures“ line item in the statement of comprehensive income.

The table below discloses the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and Vice Presidents, managers with executive functions appointed by the Board of Directors, for the three-month periods ended March 31, 2024 and 2023:

	For the three-month periods ended March 31,
	2024	2023
Short-term employee benefits (1)	5	4
Share-based benefits	1	-
Post-retirement benefits	-	-
Termination benefits	-	1

	6	5

(1)	Does not include social security contributions of 1 and 1 for the three-month periods ended March 31, 2024 and 2023, respectively.

HORACIO DANIEL MARIN

President

40
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 37 to the annual consolidated financial statements describes the main characteristics and accounting treatment for employee benefit plans and similar obligations implemented by the Group.

In April 2024, the Company adopted the “Value generation Plan”, which is a long-term remuneration program for eligible members of management of YPF with the objective of incentivizing extraordinary results in the long term and retaining key employees. Under this Plan, the Company granted 4.6 million performance stock appreciation rights (“PSARs”) to plan participants comprising key employees of the Company. The PSARs provide beneficiaries the opportunity to receive an award to be settled in cash equivalent to the appreciation in the value of the common shares of the Company over a specified period of time. The amount to be paid upon exercise is the difference between the per share base price determined by the plan and the per share market value of the Company’s common shares as of the exercise date. The PSARs expire five years after their grant and begin to vest in the third year, subject to the fulfillment of certain conditions, including performance milestones related to the price of the Company’s common shares ranging from a minimum of US $30 per common share up to US$ 60 per common share. The beneficiaries of the PSARs are also required to remain in the Company for three years from the granting of the plan. The PSARs granted by the Company have a base price of US$ 16.17 per share, resulting in a weighted average fair value of US$ 8.75 per PSAR as of the granting date. The Value Generation Plan was approved by the Compensation and Nomination Committee of the Company with the support of a management consulting firm (Mercer) which advised on its design and implementation.

Note 2.b.11) to the annual consolidated financial statements describes the accounting policies for share-based benefit plans. Repurchases of treasury shares are disclosed in Note 31.

Retirement plan

The amount charged to expense related to the Retirement Plan was 1 and 1 for the three-month periods ended March 31, 2024 and 2023, respectively.

Objective performance bonus programs and performance evaluation programs

The amount charged to expense related to the bonus programs for objectives and performance evaluation was 15 and 22 for the three-month periods ended March 31, 2024 and 2023, respectively.

Share-based benefit plans

The amount charged to expense in relation with the share-based plans was 1 and 1 to be settled in equity instruments, and 4 and 3 to be settled in cash, for the three-month periods ended March 31, 2024 and 2023, respectively.

HORACIO DANIEL MARIN

President

41
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

38. SUBSEQUENT EVENTS

As of the date of issuance of these condensed interim consolidated financial statements, there have been no other significant subsequent events whose effect on the Group’s shareholders´ equity, the net comprehensive income or their disclosure in notes to the financial statements for the period ended as of March 31, 2024, should have been considered in such financial statements under IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on May 9, 2024.

HORACIO DANIEL MARIN

President

Item 2

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

1

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
B2B	Business to Business
B2C	Business to Consumer
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CAN	Northern Argentine Basin (Cuenca Argentina Norte)
CDS	Associate Central Dock Sud S.A.
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CPI	Consumer Price Index published by INDEC
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	Joint venture CT Barragán S.A.
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A., “IEASA”)
FASB	Financial Accounting Standards Board
FOB	Free on board
Gas Austral	Associate Gas Austral S.A.
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
JA	Joint agreement (Unión Transitoria)
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquified natural gas
LPG	Liquefied petroleum gas
MBtu	Million British thermal units
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining (Ministerio de Energía y Minería)
MLO	West Malvinas Basin (Cuenca Malvinas Oeste)
MTN	Medium-term note
NO	Negotiable obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
OLCLP	Joint venture Oleoducto Loma Campana - Lago Pellegrini S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Joint venture OleoductoTrasandino (Argentina) S.A.
OTC	Joint venture OleoductoTrasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Joint venture Profertil S.A.
Refinor	Joint venture Refinería del Norte S.A.
ROD	Record of decision
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SE	Secretariat of Energy (Secretaría de Energía)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10
Sustentator	Joint venture Sustentator S.A.
Termap	Associate Terminales Marítimas Patagónicas S.A.
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UNG	Unaccounted natural gas
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
WEM	Wholesale Electricity Market
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF S.A.
YPF Perú	Subsidiary YPF E&P Perú S.A.C.
YPF Ventures	Subsidiary YPF Ventures S.A.U.
YTEC	Subsidiary YPF Tecnología S.A.
Y-LUZ	Subsidiary Y-LUZ Inversora S.A.U. controlled by YPF EE

2

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year

No. 48 beginning on January 1, 2024.

Main business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the study, exploration, development and production of crude oil, natural gas and other minerals and refining, commercialization and distribution of crude oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry of Commerce

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume A, Sociedades Anónimas, with the Public Registry of Commerce of Autonomous City of Buenos Aires, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109, Book 113, Volume A, Sociedades Anónimas, with the above mentioned Public Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

January 26, 2024 registered with the Public Registry of Autonomous City of Buenos Aires in charge of the Argentine Registry of Companies (Inspección General de Justicia) on March 15, 2024 under No. 4,735, Book 116 of Corporations.

Capital structure

393,312,793 shares of common stock, $10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930.

HORACIO DANIEL MARÍN President

3

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos)

	Notes	March 31, 2024	December 31, 2023
ASSETS
Non-current assets
Intangible assets	8	322,972	296,517
Property, plant and equipment	9	14,302,630	14,293,427
Right-of-use assets	10	525,555	509,183
Investments in associates and joint ventures	11	1,570,518	1,351,881
Deferred income tax assets, net	18	15,477	14,166
Other receivables	13	152,239	127,286
Trade receivables	14	26,631	25,195
Investments in financial assets	15	5,840	6,738

Total non-current assets		16,921,862	16,624,393

Current assets
Assets held for sale	9	1,591,788	-
Inventories	12	1,347,717	1,357,716
Contract assets	25	14,318	7,744
Other receivables	13	380,229	307,907
Trade receivables	14	1,199,007	785,733
Investments in financial assets	15	248,565	212,674
Cash and cash equivalents	16	1,121,544	905,956

Total current assets		5,903,168	3,577,730

TOTAL ASSETS		22,825,030	20,202,123

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		6,209	5,507
Retained earnings		8,398,761	7,215,993

Shareholders’ equity attributable to shareholders of the parent company		8,404,970	7,221,500

Non-controlling interest		132,158	82,315

TOTAL SHAREHOLDERS’ EQUITY		8,537,128	7,303,815

LIABILITIES
Non-current liabilities
Provisions	17	587,198	2,146,700
Contract liabilities	25	28,590	27,720
Deferred income tax liabilities, net	18	913,468	1,001,920
Income tax liability		3,238	3,508
Taxes payable	19	153	144
Salaries and social security	20	364	370
Lease liabilities	21	266,872	261,770
Loans	22	6,200,732	5,391,865
Other liabilities	23	63,246	90,185
Accounts payable	24	4,218	4,336

Total non-current liabilities		8,068,079	8,928,518

Current liabilities
Liabilities directly associated with assets held for sale	9	1,746,212	—
Provisions	17	176,742	146,129
Contract liabilities	25	46,498	55,313
Income tax liability		38,660	25,143
Taxes payable	19	212,362	112,521
Salaries and social security	20	149,529	169,184
Lease liabilities	21	287,878	274,828
Loans	22	1,335,447	1,217,206
Other liabilities	23	100,817	98,476
Accounts payable	24	2,125,678	1,870,990

Total current liabilities		6,219,823	3,969,790

TOTAL LIABILITIES		14,287,902	12,898,308

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		22,825,030	20,202,123

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

4

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except per share information expressed in Argentine pesos)

		For the three-month periods ended March 31,
	Notes	2024	2023
Net income

Revenues	25	3,602,196	820,325
Costs	26	(2,551,981)	(646,516)

Gross profit		1,050,215	173,809

Selling expenses	27	(392,538)	(82,750)
Administrative expenses	27	(118,459)	(30,970)
Exploration expenses	27	(16,982)	(3,698)
Other net operating results	28	9,975	(1,435)

Operating profit		532,211	54,956

Income from equity interests in associates and joint ventures	11	106,382	16,946
Financial income	29	30,445	8,891
Financial costs	29	(267,492)	(53,388)
Other financial results	29	38,893	48,949

Net financial results	29	(198,154)	4,452

Net profit before income tax		440,439	76,354

Income tax	18	103,743	(17,754)

Net profit for the period		544,182	58,600

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(24,682)	(17,650)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		249,042	24,400
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF (2)		464,069	344,515

Other comprehensive income for the period		688,429	351,265

Total comprehensive income for the period		1,232,611	409,865

Net profit for the period attributable to:
Shareholders of the parent company		537,090	58,566
Non-controlling interest		7,092	34
Other comprehensive income for the period attributable to:
Shareholders of the parent company		645,678	347,576
Non-controlling interest		42,751	3,689
Total comprehensive income for the period attributable to:
Shareholders of the parent company		1,182,768	406,142
Non-controlling interest		49,843	3,723
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	32	1,370.63	149.60

(1) Result associated to subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1) to the annual consolidated financial statements.
(2) Correspond to the effect of the translation to YPF´s presentation currency, see Note 2.b.1).

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARIN President

5

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos)

	For the three-month period ended March 31, 2024
	Shareholders’ contributions
	Capital	Adjustment to capital	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,919	6,078	14	23	855		(5,635)	(387)	640	5,507
Accrual of share-based benefit plans (3)	-	-	-	-	754		-	-	-	754
Settlement of share-based benefit plans	-	-	-	-	(37)		(37)	22	-	(52)
Other comprehensive income	-	-	-	-	-		-	-	-	-
Net profit for the period	-	-	-	-	-		-	-	-	-

Balance at the end of the period	3,919	6,078	14	23	1,572		(5,672)	(365)	640	6,209

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	634,747	182,371	4,297,009	28,243	3,077,042		(1,003,419)	7,221,500	82,315	7,303,815
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	754	-	754
Settlement of share-based benefit plans	-	-	-	-	-		-	(52)	-	(52)
Other comprehensive income	38,976	11,198	263,854	1,735	372,727		(42,812)	645,678	42,751	688,429
Net profit for the period	-	-	-	-	-		537,090	537,090	7,092	544,182

Balance at the end of the period	673,723	193,569	4,560,863	29,978	3,449,769	(1)	(509,141)	8,404,970	132,158	8,537,128

(1)    Includes 3,852,324 corresponding to the effect of the translation of the shareholders’ contributions (see Note 35), (1,627,350) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar (which includes (1,177,533) corresponding to the effect of the translation to YPF´s presentation currency) and 1,224,795 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency (which includes 728,893 corresponding to the effect of the translation to YPF´s presentation currency). See Note 2.b.1) to the annual consolidated financial statements.

(2) Net of employees’ income tax withholding related to the share-based benefit plans.
(3) See Note 37.

(4)    Includes 59,955 and 56,487 restricted to the distribution of retained earnings as of March 31, 2024 and December 31, 2023, respectively. See Note 30 to the annual consolidated financial statements.

HORACIO DANIEL MARIN President

6

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023 (UNAUDITED) (cont.)

(Amounts expressed in millions of Argentine pesos)

	For the three-month period ended March 31, 2023
	Shareholders’ contributions
	Capital	Adjustment to capital	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,915	6,072	18	29	289		(4,499)	(158)	640	6,306
Accrual of share-based benefit plans (3)	-	-	-	-	109		-	-	-	109
Settlement of share-based benefit plans	-	-	-	-	(1)		(2)	(1)	-	(4)
Other comprehensive income	-	-	-	-	-		-	-	-	-
Net profit for the period	-	-	-	-	-		-	-	-	-

Balance at the end of the period	3,915	6,072	18	29	397		(4,501)	(159)	640	6,411

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	139,275	-	-	-	704,235		1,001,214	1,851,030	17,274	1,868,304
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	109	-	109
Settlement of share-based benefit plans	-	-	-	-	-		-	(4)	-	(4)
Other comprehensive income	24,975	-	-	-	130,440		192,161	347,576	3,689	351,265
Net profit for the period	-	-	-	-	-		58,566	58,566	34	58,600

Balance at the end of the period	164,250	-	-	-	834,675	(1)	1,251,941	2,257,277	20,997	2,278,274

(1)    Includes 934,904 corresponding to the effect of the translation of the shareholders’ contributions (see Note 35), (316,556) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar (which includes (217,896) corresponding to the effect of the translation to YPF´s presentation currency) and 216,327 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency (which includes 105,942 corresponding to the effect of the translation to YPF´s presentation currency). See Note 2.b.1) to the annual consolidated financial statements.

(2) Net of employees’ income tax withholding related to the share-based benefit plans.
(3) See Note 37.

(4)    Includes 14,199 and 12,040 restricted to the distribution of retained earnings as of March 31, 2023 and December 31, 2022, respectively. See Note 30 to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARIN President

7

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos)

	For the three-month periods ended March 31,
	2024	2023
Cash flows from operating activities
Net profit	544,182	58,600
Adjustments to reconcile net profit to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(106,382)	(16,946)
Depreciation of property, plant and equipment	479,358	136,950
Amortization of intangible assets	8,352	1,921
Depreciation of right-of-use assets	54,350	10,703
Retirement of property, plant and equipment and intangible assets and consumption of materials	75,645	16,090
Charge on income tax	(103,743)	17,754
Net increase in provisions	137,900	20,064
Effect of changes in exchange rates, interest and others	193,482	3,222
Share-based benefit plans	754	732
Changes in assets and liabilities:
Trade receivables	(323,089)	19,878
Other receivables	(167,626)	9,116
Inventories	104,566	(23,786)
Accounts payable	225,538	24,968
Taxes payables	89,739	(4,399)
Salaries and social security	(42,846)	(12,304)
Other liabilities	(39,706)	(2,713)
Decrease in provisions due to payment/use	(31,774)	(9,417)
Contract assets	(6,574)	(1,838)
Contract liabilities	(8,982)	6,024
Dividends received	-	41,235
Proceeds from collection of profit loss insurance	-	62
Income tax payments	(5,194)	(270)

Net cash flows from operating activities (1) (2)	1,077,950	295,646

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(1,144,236)	(247,158)
Contributions and acquisitions of interests in associates and joint ventures	-	(396)
Proceeds from sales of financial assets	69,920	24,859
Payments from purchase of financial assets	(107,083)	(15,871)
Interests received from financial assets	14,433	5,110
Proceeds from sales of WI of areas and assets	3,088	367

Net cash flows used in investing activities	(1,163,878)	(233,089)

Financing activities: (3)
Payments of loans	(465,349)	(26,084)
Payments of interests	(167,343)	(29,915)
Proceeds from loans	921,480	88,027
Account overdraft, net	46,778	(12,487)
Payments of leases	(84,528)	(17,694)
Payments of interests in relation to income tax	(797)	(551)

Net cash flows from financing activities	250,241	1,296

Effect of changes in exchange rates on cash and cash equivalents	51,275	11,178

Increase in cash and cash equivalents	215,588	75,031

Cash and cash equivalents at the beginning of the fiscal year	905,956	136,874
Cash and cash equivalents at the end of the period	1,121,544	211,905

Increase in cash and cash equivalents	215,588	75,031

(1)	Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is exposed separately in this statement.
(2)

Includes 23,900 and 11,476 for the three-month periods ended March 31, 2024 and 2023, respectively, for payment of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the three-month periods ended March 31,
	2024	2023
Unpaid acquisitions of property, plant and equipment and intangible assets	434,353	107,188
Additions of right-of-use assets	54,842	14,737
Capitalization of depreciation of right-of-use assets	15,317	3,207
Capitalization of financial accretion for lease liabilities	2,566	641

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARIN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

1.  GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream, Downstream and Gas and Power businesses.

Structure and organization of the economic Group

The following chart shows the organizational structure, including the main companies of the Group, as of March 31, 2024:

YPF
(Argentina)
OPESSA(1)
(Argentina)
100%
Refinor
(Argentina)
50%
Profertil
(Argentina)
50%
YPF Gas
(Argentina)
33.99%
YPF Chile(1)
(Chile)
100%
YPF Brasil(1)
(Brazil)
100%
Eleran
(Spain)
100%
AESA(1)
(Argentina)
100%
MEGA
(Argentina)
38%
METROGAS(2)
(Argentina)
70%
95%
Metroenergía
(Argentina)
5%
YPF Ventures
(Argentina)
100%
CT Barragán
(Argentina)
50%
51%
YTEC
(Argentina)
75%
YPFEE(1)
(Argentina)
Luz Del León(1)
(Argentina)
100%
42.86%
Y-LUZ
(Argentina)
100%
IDS
(Argentina)
27.30%
69.99%
10.25%
CDS
(Argentina)
100%
YPF International(1) (3)
(Bolivia)
37%
OLDELVAL
(Argentina)
36%
OTC
(Chile)
36%
OTA
(Argentina)
30%
Oiltanking
(Argentina)
33.15%
Termap
(Argentina)
85%
OLCLP
(Argentina)

(1) Held directly and indirectly. (2) See Note 35.c.3) section “Note from ENARGAS related to YPF’s interest in Metrogas”, to the annual consolidated financial statements. (3) See Note 4.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

1.  GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS (cont.)

Organization of the business

As of March 31, 2024, the Group carries out its operations in accordance with the following structure:

-	Upstream
-	Downstream
-	Gas and Power
-	Central Administration and Others

Activities covered by each business segment are detailed in Note 6.

The operations, properties and clients of the Group are mainly located in Argentina. However, the Group also holds participating interest in exploratory areas in Bolivia and sells jet fuel, natural gas, lubricants and derivatives in Chile and lubricants and derivatives in Brazil.

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Applicable accounting framework

The condensed interim consolidated financial statements of the Company for the three-month period ended March 31, 2024 are presented in accordance with IAS 34 “Interim Financial Reporting”. Therefore, they should be read together with the annual consolidated financial statements of the Company as of December 31, 2023 (“annual consolidated financial statements”) presented in accordance with IFRS as issued by the IASB.

Moreover, some additional information required by the LGS and/or CNV’s Rules have been included.

These condensed interim consolidated financial statements corresponding to the three-month period ended March 31, 2024 are unaudited. The Company believes they include all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Net Income for the three-month period ended March 31, 2024 does not necessarily reflect the proportion of the Group’s full-year net income.

2.b) Material accounting policies

The material accounting policies are described in Note 2.b) to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax detailed in Note 18.

Functional and presentation currency

As mentioned in Note 2.b.1) to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency. Additionally, in accordance with the provisions of the LGS and the CNV Rules, the Company must present its financial statements in pesos.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

2.  BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Adoption of new standards and interpretations effective as from January 1, 2024

The Company has adopted all new and revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of March 31, 2024, as described in Note 2.b.14) to the annual consolidated financial statements.

Standards and interpretations issued by the IASB as of January 1, 2024 whose application is not mandatory at the closing date of these condensed interim consolidated financial statements and have not been adopted by the Group

In accordance with Article 1, Chapter III, Title IV of the CNV Rules, the early application of IFRS and/or their amendments is not permitted for issuers filing financial statements with the CNV, unless specifically admitted by such agency.

•	IFRS 18 “Presentation and disclosure in financial statements”

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 “Presentation of financial statements”, with the objective of providing better information on the financial performance of entities, improving their comparability, which is applicable to fiscal years beginning on or after January 1, 2027.

IFRS 18 introduces the following information requirements that can be grouped into 2 main groups:

-

Group income and expenses into three defined categories: (i) operating; (ii) financing and (iii) investing, and include certain defined subtotals, such as the operating result and the result before financing and income tax, with the aim of improving the comparability of the statement of comprehensive income.

-

Provide more information about the performance measures defined by management, which, although not mandatory, in the event of including this type of measures, the entity must disclose the reason why said measures are useful to financial statements users, their method of calculation, a reconciliation between to the most directly comparable subtotal from the statement of comprehensive income, among others.

Additionally, IFRS 18 establishes more detailed guidance on how to organize information within the financial statements and whether it should be provided in the primary financial statements or in the notes, with the aim of improving the grouping of information in the financial statements.

As of the date of issuance of these condensed interim consolidated financial statements, the Group is in the process of evaluating the effects of the application of IFRS 18.

2.c) Significant estimates and key sources of estimation uncertainty

In preparing the financial statements at a certain date, the Group is required to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed at such date, as well as income and expenses recognized in the period. Actual future profit or loss might differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

The assumptions relating to the future and other sources of uncertainty about the estimates made for the preparation of these condensed interim consolidated financial statements are consistent with those used by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Note 2.c) to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.d) Comparative information

Amounts and other information corresponding to the year ended December 31, 2023 and to the three-month period ended March 31, 2023 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements. Likewise, changes in comparative figures as mentioned in Notes 6 and 25 as mentioned in Note 5 to the annual consolidated financial statements have been made.

Additionally, from this fiscal year, the Group has made a change in the presentation of the items in the “Financial results, net” line item in the statement of comprehensive income (see Note 29). This change is intended to provide more relevant and detailed information on the origin of financial results and the effects of transactions or conditions that affect the financial situation, financial performance and cash flows of the Group such as interests and exchange differences generated by loans, among others; and improve the comparability of the Group’s financial statements with its peers. The comparative information for the period ended March 31, 2023 has been restated. “Financial income” and “Financial costs” line items in the statement of comprehensive income decreased by 107,296 and 82,354, respectively, and “Other financial results” line item in the statement of comprehensive income increased by 24,942, for the three-month period ended March 31, 2023. This change had no effect on the Group’s statements of financial position, statements of changes in shareholders’ equity, statements of cash flows, Net financial results and net profit or loss.

3.  SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Consequently, the Group is subject to seasonal fluctuations in its sales volumes and prices, with higher sales of natural gas during the winter at higher prices.

4.  ACQUISITIONS AND DISPOSALS

Dissolution of the company YPF International

On May 6, 2024, the Plurinational Service of Registry of Commerce (“SEPREC” by its acronym in Spanish) of Bolivia approved the dissolution and liquidation of YPF International.

5.  FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including exchange rate risk, interest rate risk, and price risk), credit risk and liquidity risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

During the three-month period ended March 31, 2024, there were no significant changes in the administration or policies of risk management implemented by the Group as described in Note 4 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

5.  FINANCIAL RISK MANAGEMENT (cont.)

●	Liquidity risk management

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements, among others. See Notes 16, 32 and 33 to the annual consolidated financial statements and Notes 17 and 33.

The Group monitors compliance with covenants on a quaterly basis. As of March 31, 2024, the Group is in compliace with its covenants.

It should be noted that, under the terms and conditions of the loans that our subsidiary Metrogas has taken, the interest coverage ratio would not have been complied with, which could have accelerated the maturities of these financial liabilities. However, the financial creditors formally accepted to waive Metrogas from complying with the contractual obligation related to such financial ratio, as of March 31, 2024.

6.  BUSINESS SEGMENT INFORMATION

The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. Such organizational structure is based on the way in which the chief decision maker analyzes the main operating and financial magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group.

Business segment information is presented in U.S. dollars, the functional currency of the Company (see Note 2.b)), consistently with the manner of reporting the information used by the chief decision maker to allocate resources and assess business segment performance.

The business segment structure is organized as follows:

•	Upstream

The Upstream business segment performs all activities related to the exploration and exploitation and production of crude oil, natural gas and frac sand for well drilling/fracking purposes.

Its revenues are largely derived from: (i) the sale of the crude oil produced to the Downstream business segment; and (ii) the sale of the natural gas produced and the sale of the natural gas retained in plant to the Gas and Power business segment.

It incurs all costs related to the activities mentioned above.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

6.  BUSINESS SEGMENT INFORMATION (cont.)

•	Downstream

The Downstream business segment performs activities related to: (i) crude oil refining and the production of petrochemical products; (ii) logistics related to the transportation of crude oil to the refineries and the transportation and distribution of refined and petrochemical products to be marketed at the different sales channels; (iii) commercialization of refined and petrochemical products obtained from such processes; (iv) commercialization of crude oil; and (v) commercialization of specialties for the agribusiness industry and of grains and their by-products.

Its revenues are derived primarily from the sale of crude oil, refined and petrochemical products, specialties for the agribusiness industry and grains and their by-products. These operations are performed through the businesses of B2C (Retail), B2B (Industries, Transportation, Aviation, Agro, Lubricants and Specialties), LPG, Chemicals, International Trade and Transportation and Sales to Companies.

It incurs all costs related to the activities mentioned above, including the purchase of crude oil from the Upstream business segment and third parties and the purchase of natural gasoline, propane and butane and natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power business segment.

•	Gas and Power

The Gas and Power business segment performs activities related to: (i) natural gas transportation to third parties and the Downstream business segment and its commercialization; (ii) commercial and technical operation of the LNG regasification terminal in Escobar by hiring regasification vessels; (iii) transportation, conditioning and processing of natural gas retained in plant for the separation and fractionation of natural gasoline, propane and butane; (iv) distribution of natural gas through our subsidiary Metrogas; and (v) the storage of the natural gas produced. Also, through our investments in associates and joint ventures, the Gas and Power business segment undertakes activities related to: (i) separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and natural gasoline; (ii) generation of conventional thermal electric power and renewable energy; and (iii) production, storage, distribution and sale of fertilizers.

Its revenues are largely derived from the commercialization of natural gas as producers to third parties and the Downstream business segment, the distribution of natural gas through our subsidiary Metrogas, the sale of natural gasoline, propane and butane to the Downstream business segment and the provision of LNG regasification services.

It incurs all costs related to the activities mentioned above, including the purchase of natural gas and natural gas retained in plant from the Upstream business segment.

•	Central Administration and Others

This segment covers other activities performed by the Group not falling under the business segments mentioned above and which are not reporting business segments, mainly comprising corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate domestic market prices.

Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

6. BUSINESS SEGMENT INFORMATION (cont.)

	In millions of U.S. dollars							In millions of pesos
	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation adjustments (1)	Total	Total
For the three-month period ended March 31, 2024
Revenues	51		3,766	396	97	-	4,310	3,602,196
Revenues from intersegment sales	1,933		16	86	224	(2,259)	-	-

Revenues	1,984		3,782	482	321	(2,259)	4,310	3,602,196

Operating profit or loss	404	(3)	558	(44)	(42)	(210)	666	532,211
Income from equity interests in associates and joint ventures	-		13	116	-	-	129	106,382

Net financial results							(259)	(198,154)
Net profit before income tax							536	440,439
Income tax							121	103,743
Net profit for the period							657	544,182

Acquisitions of property, plant and equipment	1,013		206	12	21	-	1,252	1,162,996
Acquisitions of right-of-use assets	6		6	52	-	-	64	54,842

Other income statement items
Depreciation of property, plant and equipment (2)	436		112	12	16	-	576	479,358
Amortization of intangible assets	-		7	3	-	-	10	8,352
Depreciation of right-of-use assets	42		18	6	-	-	66	54,350

Balance as of March 31, 2024
Assets	11,909		9,627	3,253	2,187	(327)	26,649	22,825,030

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

6. BUSINESS SEGMENT INFORMATION (cont.)

	In millions of U.S. dollars							In millions of pesos
	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation adjustments (1)	Total	Total
For the three-month period ended March 31, 2023
Revenues	43		3,718	413	64	-	4,238	820,325
Revenues from intersegment sales	1,785		35	93	246	(2,159)	-	-

Revenues	1,828		3,753	506	310	(2,159)	4,238	820,325

Operating profit or loss	144	(3)	254	(23)	(64)	24	335	54,956
Income from equity interests in associates and joint ventures	-		7	82	-	-	89	16,946

Net financial results							2	4,452
Net profit before income tax							426	76,354
Income tax							(85)	(17,754)
Net profit for the period							341	58,600

Acquisitions of property, plant and equipment	1,015		214	52	17	-	1,298	264,595
Acquisitions of right-of-use assets	49		21	-	-	-	70	14,737

Other income statement items
Depreciation of property, plant and equipment (2)	568		114	12	15	-	709	136,950
Amortization of intangible assets	-		7	3	-	-	10	1,921
Depreciation of right-of-use assets	34		18	4	-	-	56	10,703

Balance as of December 31, 2023
Assets	11,129		9,916	2,282	1,826	(118)	25,035	20,202,123

(1) Corresponds to the eliminations among the business segments of the Group.
(2) Includes depreciation of charges for impairment of property, plant and equipment.
(3) Includes US$ (6) million and US$ (6) million of unproductive exploratory drillings as of March 31, 2024 and 2023.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

7.  FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below show the Group’s financial assets measured at fair value as of March 31, 2024 and December 31, 2023, and their allocation to their fair value levels:

	As of March 31, 2024
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	139,925	-	-	139,925

	139,925	-	-	139,925

Cash and cash equivalents:
- Mutual funds	84,281	-	-	84,281

	84,281	-	-	84,281

	224,206	-	-	224,206

	As of December 31, 2023
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	91,604	-	-	91,604

	91,604	-	-	91,604

Cash and cash equivalents:
- Mutual funds	76,949	-	-	76,949

	76,949	-	-	76,949

	168,553	-	-	168,553

(1)	See Note 15.

The Group has no financial liabilities measured at fair value through profit or loss.

Fair value estimates

During the three-month period ended March 31, 2024, there have been no changes in macroeconomic circumstances that significantly affect the Group’s financial instruments measured at fair value.

During the three-month period ended March 31, 2024, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining financial loans, amounted to 7,036,270 and 6,090,387 as of March 31, 2024 and December 31, 2023, respectively.

The fair value of other receivables, trade receivables, investments in financial assets, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their book value.

8.  INTANGIBLE ASSETS

	March 31, 2024	December 31, 2023
Net book value of intangible assets	356,998	328,574
Provision for impairment of intangible assets	(34,026)	(32,057)

	322,972	296,517

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

8.  INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the three-month period ended March 31, 2024 and as of the year ended December 31, 2023 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	165,179	19,557	80,186	264,922
Accumulated amortization	119,496	-	70,340	189,836
Balance as of December 31, 2022	45,683	19,557	9,846	75,086

Cost
Increases	15,827	-	1,665	17,492
Translation effect	597,564	69,276	236,678	903,518
Adjustment for inflation (1)	-	-	29,098	29,098
Decreases, reclassifications and other movements	-	(96)	7	(89)

Accumulated amortization
Increases	8,805	-	6,311	15,116
Translation effect	439,609	-	227,961	667,570
Adjustment for inflation (1)	-	-	13,845	13,845
Decreases, reclassifications and other movements	-	-	-	-

Cost	778,570	88,737	347,634	1,214,941
Accumulated amortization	567,910	-	318,457	886,367
Balance as of December 31, 2023	210,660	88,737	29,177	328,574

Cost
Increases	8,403	-	487	8,890
Translation effect	47,421	5,449	18,622	71,492
Adjustment for inflation (1)	-	-	23,022	23,022
Decreases, reclassifications and other movements	-	-	(24)	(24)

Accumulated amortization
Increases	5,737	-	2,615	8,352
Translation effect	35,035	-	17,955	52,990
Adjustment for inflation (1)	-	-	13,614	13,614
Decreases, reclassifications and other movements	-	-	-	-

Cost	834,394	94,186	389,741	1,318,321
Accumulated amortization	608,682	-	352,641	961,323
Balance as of March 31, 2024	225,712	94,186	37,100	356,998

(1)

Corresponds to adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

9. PROPERTY, PLANT AND EQUIPMENT

	March 31, 2024	December 31, 2023
Net book value of property, plant and equipment	14,938,636	16,568,207
Provision for obsolescence of materials and equipment	(146,762)	(137,679)
Provision for impairment of property, plant and equipment	(489,244)	(2,137,101)

	14,302,630	14,293,427

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

9.  PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the three-month periods ended March 31, 2024 and as of the year ended December 31, 2023 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	247,293	8,868,357	1,536,447	93,406	211,034	687,431	6,482	147,220	237,965	205,073	164,943	12,405,651
Accumulated depreciation	123,791	7,488,710	972,786	63,640	-	-	-	135,000	163,929	103,227	121,357	9,172,440

Balance as of December 31, 2022	123,502	1,379,647	563,661	29,766	211,034	687,431	6,482	12,220	74,036	101,846	43,586	3,233,211

Cost
Increases	476	410,064	28,572	4,713	399,126	1,449,234	43,380	2,094	2	-	6,160	2,343,821
Translation effect	740,062	32,899,284	5,592,370	364,539	810,807	3,080,941	62,942	520,981	869,318	-	409,631	45,350,875
Adjustment for inflation (1)	85,662	-	-	26,522	9,196	22,135	-	14,415	-	433,540	105,507	696,977
Decreases, reclassifications and other movements	9,141	671,825	34,455	56,467	(272,424)	(666,690)	(7,763)	15,754	8,713	14,559	(2,370)	(138,333)

Accumulated depreciation
Increases	9,712	799,009	107,853	11,660	-	-	-	11,237	19,124	8,011	13,087	979,693
Translation effect	375,211	27,962,627	3,646,639	207,294	-	-	-	476,315	611,179	-	319,916	33,599,181
Adjustment for inflation (1)	46,142	-	-	17,401	-	-	-	12,880	-	218,230	71,627	366,280
Decreases, reclassifications and other movements	(220)	(21,601)	-	(2,133)	-	-	-	-	(2,234)	(26)	(596)	(26,810)

Cost	1,082,634	42,849,530	7,191,844	545,647	1,157,739	4,573,051	105,041	700,464	1,115,998	653,172	683,871	60,658,991
Accumulated depreciation	554,636	36,228,745	4,727,278	297,862	-	-	-	635,432	791,998	329,442	525,391	44,090,784

Balance as of December 31, 2023	527,998	6,620,785	2,464,566	247,785	1,157,739	4,573,051	105,041	65,032	324,000	323,730	158,480	16,568,207

Cost
Increases	18	-	1,265	1,448	303,869	814,375	39,753	290	-	-	1,978	1,162,996
Translation effect	56,186	2,221,954	442,433	31,184	44,615	175,986	(6,726)	40,719	68,630	-	31,781	3,106,762
Adjustment for inflation (1)	70,449	-	-	22,700	7,348	11,018	-	14,438	-	337,167	83,054	546,174
Decreases, reclassifications and other movements	(102,368)	(23,008,536)	12,866	(28,903)	(190,286)	(1,199,389)	(5,395)	(41,110)	1,693	1,948	(28,587)	(24,588,067)	(2)

Accumulated depreciation
Increases	5,950	516,728	71,436	8,101	-	-	-	7,020	12,584	4,915	7,242	633,976
Translation effect	28,738	1,842,175	292,296	15,878	-	-	-	37,218	48,924	-	24,927	2,290,156
Adjustment for inflation (1)	37,147	-	-	15,169	-	-	-	10,397	-	170,058	58,894	291,665
Decreases, reclassifications and other movements	(60,136)	(21,186,445)	-	(42,525)	-	-	-	(40,930)	(1,663)	-	(26,662)	(21,358,361)	(2)

Cost	1,106,919	22,062,948	7,648,408	572,076	1,323,285	4,375,041	132,673	714,801	1,186,321	992,287	772,097	40,886,856
Accumulated depreciation	566,335	17,401,203	5,091,010	294,485	-	-	-	649,137	851,843	504,415	589,792	25,948,220

Balance as of March 31, 2024	540,584	4,661,745	2,557,398	277,591	1,323,285	4,375,041	132,673	65,664	334,478	487,872	182,305	14,938,636

(1)

Corresponds to adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)

Includes 24,466,062 and 21,348,210 of cost and accumulated depreciation, respectively, reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 39 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

9.  PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the property, plant and equipment. For the three-month periods ended March 31, 2024 and 2023, the rate of capitalization was 7.71% and 8.31%, respectively, and the amount capitalized amounted to 1,600 and 886, respectively.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the three-month period ended March 31, 2024 and as of the year ended December 31, 2023:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2022	26,671

Increases charged to profit or loss	8,914
Applications due to utilization	(1,113)
Translation effect	102,592
Adjustment for inflation (1)	615

Balance as of December 31, 2023	137,679

Increases charged to profit or loss	177
Applications due to utilization	-
Translation effect	8,397
Adjustment for inflation (1)	509

Balance as of March 31, 2024	146,762

(1)

Corresponds to adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the three-month period ended March 31, 2024 and as of the year ended December 31, 2023:

Provision for impairment of property, plant and equipment
Balance as of December 31, 2022	106,234

Increases charged to profit or loss (1)	1,614,373
Depreciation (2)	(72,219)
Translation effect	485,524
Adjustment for inflation (3)	3,189
Reclassifications	-

Balance as of December 31, 2023	2,137,101

Increases charged to profit or loss	-
Depreciation (2)	(154,618)
Translation effect	95,740
Adjustment for inflation (3)	2,245
Reclassifications (4)	(1,591,224)

Balance as of March 31, 2024	489,244

(1)	See Notes 2.c) and 8 to the annual consolidated financial statements.
(2)	Included in “Depreciation of property, plant and equipment” in Note 27.
(3)

Corresponds to adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(4)	Includes 1,591,224 reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 39 to the annual consolidated financial statements.

On February 29, 2024 YPF’s Board of Directors resolved the disposal of certain groups of assets related to the Upstream business segment, mainly mature fields related to the CGU Oil, CGU Gas - Austral Basin and CGU Gas - Neuquina Basin. Accordingly, the assets were reclassified from “Property, plant and equipment” line item to “Assets held for sale” line item and the related provision for hydrocarbon wells abandonment obligations to “Liabilities directly associated with assets held for sale” line item as current items in the statement of financial position.

Notwithstanding the foregoing, the carrying amount of these assets may be adjusted in future periods depending on the results of the disposition process conducted by YPF and the financial consideration to be agreed with third parties for such assets. In addition, the closing of such dispositions will be subject to the fulfillment of customary closing conditions, including applicable regulatory approvals. See Notes 2.b.13) and 39 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

10.  RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the three-month period ended March 31, 2024 and as of the year ended December 31, 2023 are as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	5,821	87,518	50,190	17,582	65,670	226,781
Accumulated depreciation	3,318	53,271	37,051	7,806	29,587	131,033

Balance as of December 31, 2022	2,503	34,247	13,139	9,776	36,083	95,748

Cost
Increases	3,405	37,683	95,298	529	93,968	230,883
Translation effect	26,726	346,814	220,773	47,955	242,762	885,030
Adjustment for inflation (1)	313	-	-	8,705	-	9,018
Decreases, reclassifications and other movements	(3,085)	(15,108)	(759)	-	-	(18,952)

Accumulated depreciation
Increases	1,870	35,733	12,964	3,754	32,188	86,509
Translation effect	14,170	248,121	153,258	23,738	162,802	602,089
Adjustment for inflation (1)	304	-	-	5,070	-	5,374
Decreases, reclassifications and other movements	(119)	(1,309)	-	-	-	(1,428)

Cost	33,180	456,907	365,502	74,771	402,400	1,332,760
Accumulated depreciation	19,543	335,816	203,273	40,368	224,577	823,577

Balance as of December 31, 2023	13,637	121,091	162,229	34,403	177,823	509,183

Cost
Increases	7,822	1,692	45,328	-	-	54,842
Translation effect	2,007	28,056	22,443	3,805	24,709	81,020
Adjustment for inflation (1)	252	-	-	6,790	-	7,042
Decreases, reclassifications and other movements	-	-	-	-	-	-

Accumulated depreciation
Increases	1,315	25,353	15,787	2,228	24,984	69,667
Translation effect	1,206	21,350	12,933	1,993	14,531	52,013
Adjustment for inflation (1)	248	-	-	4,604	-	4,852
Decreases, reclassifications and other movements	-	-	-	-	-	-

Cost	43,261	486,655	433,273	85,366	427,109	1,475,664
Accumulated depreciation	22,312	382,519	231,993	49,193	264,092	950,109

Balance as of March 31, 2024	20,949	104,136	201,280	36,173	163,017	525,555

(1)

Corresponds to adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

11.  INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level, as of March 31, 2024 and December 31, 2023:

	March 31, 2024	December 31, 2023
Amount of investments in associates	140,991	114,767
Amount of investments in joint ventures	1,429,527	1,237,114

	1,570,518	1,351,881

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

11.  INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The main movements during the three-month period ended March 31, 2024 and as of the year ended December 31, 2023 which affected the value of the aforementioned investments, correspond to:

Investments in associates and joint ventures
Balance as of December 31, 2022	337,175

Acquisitions and contributions	1,174
Income on investments in associates and joint ventures	(30,909)
Distributed dividends	(59,949)
Translation differences	1,069,951
Adjustment for inflation (1)	34,439

Balance as of December 31, 2023	1,351,881

Acquisitions and contributions	-
Income on investments in associates and joint ventures	106,382
Distributed dividends	-
Translation differences	84,180
Adjustment for inflation (1)	28,075

Balance as of March 31, 2024	1,570,518

(1)

Corresponds to adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income. See Note 2.b.1) to the annual consolidated financial statements.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method, for the three-month periods ended March 31, 2024 and 2023. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the three-month periods ended March 31,		For the three-month periods ended March 31,
	2024	2023	2024	2023
Net income	5,503	1,452	100,879	15,494
Other comprehensive income	20,722	5,838	91,533	56,648

Comprehensive income	26,225	7,290	192,412	72,142

The Company has no investments in subsidiaries with significant non-controlling interests. Likewise, the Company has no significant investments in associates and joint ventures, except for the investment in YPF EE.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

11.  INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The financial information corresponding to YPF EE’s assets and liabilities as of March 31, 2024 and December 31, 2023, as well as the results for the three-month periods ended March 31, 2024 and 2023, are detailed below:

	March 31, 2024 (1)	December 31, 2023 (1)
Total non-current assets	1,798,488,245	1,695,837,981
Cash and cash equivalents	85,254,109	92,268,676
Other current assets	179,255,647	122,839,526
Total current assets	264,509,756	215,108,202

Total assets	2,062,998,001	1,910,946,183

Financial liabilities (excluding items “Accounts payable”, “Provisions” and “Other liabilities”)	571,673,268	581,323,805
Other non-current liabilities	189,558,312	164,040,962
Total non-current liabilities	761,231,580	745,364,767
Financial liabilities (excluding items “Accounts payable”, “Provisions” and “Other liabilities”)	202,200,777	151,832,109
Other current liabilities	119,918,918	115,508,112
Total current liabilities	322,119,695	267,340,221

Total liabilities	1,083,351,275	1,012,704,988

Total shareholders’ equity (2)	979,646,726	898,241,195

Dividends received	-	9,000,000

	For the three-month periods ended March 31,

	2024 (1)	2023 (1)
Revenues	101,655,849	21,849,784
Interest income	4,512,676	4,087,844
Depreciation and amortization	(29,369,087)	(5,229,556)
Interest loss	(11,417,180)	(3,028,484)
Income tax	(4,548,218)	(4,157,274)
Operating profit	28,559,532	12,910,824

Net profit	25,917,179	11,253,667
Other comprehensive income	55,488,352	32,444,309

Total comprehensive income	81,405,531	43,697,976

(1)

The financial information arises from the statutory condensed interim consolidated financial statements of YPF EE and the amounts are expressed in thousands of pesos. On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from the financial information disclosed here.

(2)	Includes the non-controlling interest.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

12. INVENTORIES

	March 31, 2024		December 31, 2023
Finished goods	864,294		849,245
Crude oil and natural gas	380,573		408,998
Products in process	29,374		36,397
Raw materials, packaging materials and others	73,476		63,076
	1,347,717	(1)	1,357,716	(1)

(1)	As of March 31, 2024 and December 31, 2023, the cost of inventories does not exceed their net realizable value.

13. OTHER RECEIVABLES

	March 31, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Receivables from services and sales of other assets	-	8,688	-	8,942
Tax credit and export rebates	74,514	29,990	66,473	35,318
Loans and balances with related parties (1)	52,842	9,953	34,964	5,338
Collateral deposits	2	11,346	2	10,651
Prepaid expenses	14,582	32,828	14,086	26,952
Advances and loans to employees	135	2,322	139	2,363
Advances to suppliers and custom agents (2)	-	107,979	-	68,177
Receivables with partners in JA	5,185	163,236	6,360	124,955
Insurance receivables	-	-	-	-
Miscellaneous	5,437	14,194	5,703	25,498
	152,697	380,536	127,727	308,194
Provision for other doubtful receivables	(458)	(307)	(441)	(287)
	152,239	380,229	127,286	307,907

(1)	See Note 36 for information about related parties.
(2)	Includes, among others, advances to custom agents for the payment of taxes and import rights related to the imports of fuels and goods.

14. TRADE RECEIVABLES

	March 31, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	36,419	1,268,116	34,983	823,385
Provision for doubtful trade receivables	(9,788)	(69,109)	(9,788)	(37,652)
	26,631	1,199,007	25,195	785,733

(1)	See Note 36 for information about related parties.
(2)	See Note 25 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables for the three-month period ended March 31, 2024 and for the fiscal year ended December 31, 2023:

	Provision for doubtful trade receivables
	Non-current		Current
Balance as of December 31, 2022	9,788	(2)	13,410

Increases charged to expenses	-		9,443
Decreases charged to income	-		(638)
Applications due to utilization	-		(1,945)
Net exchange and translation differences	-		18,982
Result from net monetary position (1)	-		(1,600)
Balance as of December 31, 2023	9,788	(2)	37,652

Increases charged to expenses	-		30,370	(3)
Decreases charged to income	-		(323)
Applications due to utilization	-		(27)
Net exchange and translation differences	-		1,489
Result from net monetary position (1)	-		(52)
Balance as of March 31, 2024	9,788	(2)	69,109

(1)

Includes the adjustment for inflation of opening balances of the provision for doubtful trade receivables of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(2)	Mainly including credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 35.c.1) to the annual consolidated financial statements.
(3)	Mainly including credits with CAMMESA, see Note 36.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

15. INVESTMENTS IN FINANCIAL ASSETS

	March 31, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Investments at amortized cost
Public securities (1)	1,701	84,609	-	79,967
Private securities - NO and stock market promissory notes	4,139	6,341	6,738	3,116
Term deposits (2)	-	17,690	-	37,987
	5,840	108,640	6,738	121,070
Investments at fair value through profit or loss
Public securities (1)	-	139,925	-	91,604
	-	139,925	-	91,604
	5,840	248,565	6,738	212,674

(1)	See Note 36.
(2)	Corresponds to term deposits with the BNA.

16. CASH AND CASH EQUIVALENTS

	March 31, 2024	December 31, 2023
Cash and banks (1)	281,223	185,879
Short-term investments (2) (3)	756,040	643,128
Financial assets at fair value through profit or loss (4)	84,281	76,949
	1,121,544	905,956

(1)	Includes balances granted as collateral. See Note 34.e) to the annual consolidated financial statements.
(2)	Includes 199,071 and 586,477 of BCRA bills as of March 31, 2024 and December 31, 2023, respectively.
(3)	Includes 38,543 and 36,129 of term deposits and other investments with the BNA as of March 31, 2024 and December 31, 2023, respectively.
(4)	See Note 7.

17. PROVISIONS

Changes in the Group’s provisions for the three-month period ended March 31, 2024 and for the fiscal year ended December 31, 2023 are as follows:

	Provision for lawsuits and contingencies				Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations			Total
	Non-current		Current		Non-current	Current	Non-current		Current	Non-current	Current
Balance as of December 31, 2022	101,083		3,719		16,990	8,083	337,140		23,179	455,213	34,981

Increases charged to expenses	30,572		1,364		24,013	-	77,729		-	132,314	1,364
Decreases charged to income	(7,364)		(3,319)		-	-	(8,624)		-	(15,988)	(3,319)
Applications due to utilization	(685)		(89,490)	(3)	-	(15,019)	-		(40,846)	(685)	(145,355)
Net exchange and translation differences	28,873		35,396		32,566	152	1,275,377		82,461	1,336,816	118,009
Result from net monetary position (1)	(1,341)	(2)	-		-	-	-		-	(1,341)	-
Reclassifications and other movements	(97,750)		69,198		(34,708)	34,708	372,829		36,543	240,371	140,449
Balance as of December 31, 2023	53,388		16,868		38,861	27,924	2,054,451		101,337	2,146,700	146,129

Increases charged to expenses	11,906		189		25,197	-	54,617		-	91,720	189
Decreases charged to income	(2,247)		-		(83)	-	-		-	(2,330)	-
Applications due to utilization	(1,686)		(1,140)		-	(7,878)	-		(15,618)	(1,686)	(24,636)
Net exchange and translation differences	1,693		992		2,332	-	97,418		6,222	101,443	7,214
Result from net monetary position (1)	(18)		-		-	-	-		-	(18)	-
Reclassifications and other movements	(899)		850		(31,378)	31,378	(1,716,354)	(4)	15,618	(1,748,631)	47,846
Balance as of March 31, 2024	62,137		17,759		34,929	51,424	490,132		107,559	587,198	176,742

(1)

Includes the adjustment for inflation of opening balances of provisions of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(2)

Includes 27,985 reclassified as “Other liabilities” in the statement of financial position due to the settlement agreement entered with TGN and 60,033 reclassified as current “Provision for lawsuits and contingencies” due to the Trust Settlement Agreement, see Notes 16.a.2) and 32 to the annual consolidated financial statements, respectively.

(3)	Includes the payment of the amount for the Trust Settlement Agreement, see Note 32 to the annual consolidated financial statements.
(4)

Includes 1,700,736 reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position see Notes 2.b.13) and 39 to the annual consolidated financial statements and Note 9.

Provisions are described in Note 16 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

18. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of the closing date of these condensed interim consolidated financial statements, considering the tax criteria that the Group assumes to apply during the fiscal year. If the estimate of such rate is modified based on new elements of judgment, the income tax expense could require adjustments in subsequent periods.

In relation to such tax criteria, the income tax expense contemplates the application of the integral inflation adjustment mechanism applicable to property, plant and equipment, and the indexation of the accumulated tax losses carryforward until the concurrence of the projected tax result of the fiscal year 2024, all considering that the assumption of confiscation would be verified in accordance with the jurisprudence of the CSJN in force as of the date of issuance of these consolidated financial statements.

The Company considers having strong arguments to successfully defend such assumed tax criteria, in the event of a possible controversy with the tax authorities, in accordance with the guidelines of IFRIC 23 “Uncertainty over income tax treatments”. As of March 31, 2024, the assumed tax criteria generates a profit of 222,717.

The income tax charge for the three-month period ending March 31, 2024 is a profit of 103,743. The amount accrued for the three-periods ending March 31, 2024 and 2023 is as follows:

	For the three-month periods ended March 31,
	2024	2023
Current income tax	(12,713)	(1,790)
Deferred income tax	116,456	(15,964)
	103,743	(17,754)

The reconciliation between the income tax charge for the three-month periods ended March 31, 2024 and 2023 and the one that would result from applying the prevailing tax rate on net profit or loss before income tax arising from the condensed interim consolidated statements of comprehensive income for each period is as follows:

	For the three-month periods ended March 31,
	2024	2023
Net profit before income tax	440,439	76,354
Average tax rate (1)	25.51%	25.49%
Average tax rate applied to net profit before income tax	(112,338)	(19,464)
Effect of the valuation of property, plant and equipment, intangible assets and assets held for sale, net	746,975	24,307
Effect of exchange differences and other results associated to the valuation of the currency, net (2)	(843,144)	7,347
Effect of the valuation of inventories	(34,415)	(11,825)
Income on investments in associates and joint ventures	26,596	4,237
Effect of tax rate change (3)	74,698	(27,191)
Effect of application of indexation mechanisms	222,717	-
Miscellaneous	22,654	4,835
Income tax	103,743	(17,754)

(1)	Corresponds to the average projected tax rate of YPF and its subsidiaries in compliance with amendment to Law No. 27,630. See Note 35.e.1) to the annual consolidated financial statements.
(2)	Includes the effect of tax inflation adjustments.
(3)	Corresponds to the remedation of deferred income tax balances at the time of reversal, see Note 35.e.1) to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

18. INCOME TAX (cont.)

The breakdown of the Group’s deferred tax assets and liabilities as of March 31, 2024 and December 31, 2023 is as follows:

	March 31, 2024	December 31, 2023
Deferred tax assets
Provisions and other non-deductible liabilities	125,029	91,287
Lease liabilities	194,163	187,810
Tax losses carryforward	9,645	1,438,394
Miscellaneous	742	457
Total deferred tax assets	329,579	1,717,948

Deferred tax liabilities
Property, plant and equipment and others (1)	(487,672)	(1,625,795)
Adjustment for tax inflation (2)	(525,913)	(870,276)
Right-of-use assets	(183,944)	(178,214)
Miscellaneous	(30,041)	(31,417)
Total deferred tax liabilities	(1,227,570)	(2,705,702)
Total Net deferred tax (3)	(897,991)	(987,754)

(1)	Includes the deferred tax corresponding to property, plant and equipment, intangible assets, assets held for sale and inventories.
(2)

Includes the effect of the deferral of the tax inflation adjustment. See “Budget Law 2023—Deferral of tax adjustment for inflation” section Note 35.e.1) to the annual consolidated financial statements.

(3)

Includes (27,535) corresponding to adjustment for inflation of the opening deferred tax liability of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

As of March 31, 2024 and December 31, 2023, the causes that generated imputations within “Other comprehensive income” line item in the statement of comprehensive income did not generate temporary differences subject to income tax.

As of March 31, 2024 and December 31, 2023 the Group has classified as deferred tax assets 15,477 and 14,166, respectively, and as deferred tax liability 913,468 and 1,001,920, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

19. TAXES PAYABLE

	March 31, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
VAT	-	36,117	-	18,193
Withholdings and perceptions	-	32,241	-	16,664
Royalties	-	79,516	-	60,775
Fuels tax	-	45,062	-	-
Turnover tax	-	4,386	-	5,646
Miscellaneous	153	15,040	144	11,243

	153	212,362	144	112,521

20. SALARIES AND SOCIAL SECURITY
	March 31, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Salaries and social security	-	60,382	-	46,897
Bonuses and incentives provision	-	35,140	-	83,152
Vacation provision	-	50,233	-	36,697
Other employee benefits (1)	364	3,774	370	2,438

	364	149,529	370	169,184

(1)	Includes the voluntary retirement plan executed by the Group.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

21. LEASE LIABILITIES

The evolution of the Group’s leases liabilities for the three-month period ended March 31, 2024 and for the fiscal year ended December 31, 2023, are as follows:

Lease liabilities
Balance as of December 31, 2022	100,285

Leases increases	230,883
Financial accretions	22,286
Leases decreases	(17,492)
Payments	(106,401)
Net exchange and translation differences	306,800
Result from net monetary position (1)	237

Balance as of December 31, 2023	536,598

Leases increases	54,842
Financial accretions	16,832
Leases decreases	-
Payments	(84,528)
Net exchange and translation differences	30,978
Result from net monetary position (1)	28

Balance as of March 31, 2024	554,750

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

22. LOANS

					March 31, 2024			December 31, 2023
	Interest rate (1)			Maturity	Non-current	Current		Non-current	Current
Pesos:
NO	71.64%	-	104.81%	2024	-	67,397		-	48,699
Loans	59.13%	-	112.41%	2024-2025	-	82,950	(5)	7,445	12,432
Account overdrafts	78.00%	-	90.00%	2024	-	91,867		-	45,089

					-	242,214		7,445	106,220

Currencies other than the peso:
NO (2) (3)	0.00%	-	10.00%	2024-2047	5,875,013	535,165		4,995,741	619,128
Export pre-financing	1.90%	-	10.90%	2024-2025	-	513,896	(4)	82,380	440,168	(4)
Imports financing	16.00%	-	18.00%	2024-2025	-	996		-	-
Loans	0.00%	-	19.54%	2024-2027	325,719	43,176		306,299	51,690

					6,200,732	1,093,233		5,384,420	1,110,986

					6,200,732	1,335,447		5,391,865	1,217,206

(1)	Nominal annual interest rate as of March 31, 2024.
(2)	Disclosed net of 14,590 and 2,408 corresponding to YPF’s own NO repurchased through open market transactions, as of March 31, 2024, and December 31, 2023, respectively.
(3)

Includes 1,122,466 and 1,070,844 as of March 31, 2024, and December 31, 2023, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 33,908 and 69,107 as of March 31, 2024, and December 31, 2023, respectively, of pre-financing of exports granted by BNA.
(5)	Includes 56,545 of loans granted by BNA.

Set forth below is the evolution of the loans for three-month period ended March 31, 2024 and for the fiscal year ended December 31, 2023:

Loans
Balance as of December 31, 2022	1,255,004

Proceeds from loans	745,594
Payments of loans	(422,145)
Payments of interest	(214,032)
Account overdrafts, net	32,602
Accrued interest (1)	228,060
Net exchange and translation differences	4,989,123
Result from net monetary position (2)	(5,135)

Balance as of December 31, 2023	6,609,071

Proceeds from loans	921,480
Payments of loans	(465,349)
Payments of interest	(167,343)
Account overdrafts, net	46,778
Accrued interest (1)	167,317
Net exchange and translation differences	423,601
Result from net monetary position (2)	624

Balance as of March 31, 2024	7,536,179

(1)	Includes capitalized financial costs.
(2)

Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

22. LOANS (cont.)

Details regarding the NO of the Group are as follows:

								March 31, 2024		December 31, 2023
Month	Year	Principal value (3)		Class	Interest rate (1)		Principal maturity	Non- current	Current	Non- current	Current
YPF
-	1998	U.S. dollar	15	-	Fixed	10.00%	2028	12,692	532	11,957	199
April, February, October	2014/15/16	U.S. dollar	521	Class XXVIII	Fixed	8.75%	2024	-	186,221	-	285,570
September	2014	Peso	1,000	Class XXXIV	BADLAR + 0.1%	71.64%	2024	-	170	-	222
April	2015	U.S. dollar	1,132	Class XXXIX	Fixed	8.50%	2025	969,361	14,191	913,283	33,424
July, December	2017	U.S. dollar	809	Class LIII	Fixed	6.95%	2027	698,732	8,966	658,914	19,867
December	2017	U.S. dollar	537	Class LIV	Fixed	7.00%	2047	453,633	9,415	427,352	1,198
June	2019	U.S. dollar	399	Class I	Fixed	8.50%	2029	340,378	7,719	320,687	306
July	2020	U.S. dollar	341	Class XIII	Fixed	8.50%	2025	-	73,082	34,377	71,124
February	2021	U.S. dollar	776	Class XVI	Fixed	9.00%	2026	213,099	199,535	247,642	190,000
February	2021	U.S. dollar	748	Class XVII	Fixed	9.00%	2029	649,067	14,257	611,517	-
February	2021	U.S. dollar	576	Class XVIII	Fixed	7.00%	2033	474,993	101	446,746	8,513
February	2021	Peso	4,128	Class XIX	Fixed	3.50%	2024	-	47,692	-	28,118
July	2021	U.S. dollar	384	Class XX	Fixed	5.75%	2032	329,076	3,577	310,038	7,864
January	2023	U.S. dollar	230	Class XXI	Fixed	1.00%	2026	188,430	375	185,039	472
January, April	2023	Peso	15,761	Class XXII	BADLAR + 3.0%	104.81%	2024	-	19,535	-	20,359
April	2023	U.S. dollar	147	Class XXIII	Fixed	0.00%	2025	133,249	-	127,132	-
April	2023	U.S. dollar	38	Class XXIV	Fixed	1.00%	2027	32,134	58	30,275	56
June	2023	U.S. dollar	263	Class XXV	Fixed	5.00%	2026	224,698	3,437	211,699	535
September	2023	U.S. dollar	400	Class XXVI	Fixed	0.00%	2028	342,600	-	322,780	-
October (2)	2023	U.S. dollar	128	Class XXVII	Fixed	0.00%	2026	136,695	-	136,303	-
January	2024	U.S. dollar	800	Class XXVIII	Fixed	9.50%	2031	676,176	13,699	-	-

								5,875,013	602,562	4,995,741	667,827

(1)	Nominal annual interest rate as of March 31, 2024.
(2)	During the three-month period ended March 31, 2024, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(3)	Total nominal value issued without including the nominal values canceled through exchanges, expressed in millions.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

23. OTHER LIABILITIES

	March 31, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Liabilities for concessions	6,722	60,116	6,665	53,859
Liabilities for contractual claims (1)	56,524	36,034	83,520	39,309
Miscellaneous	-	4,667	-	5,308

	63,246	100,817	90,185	98,476

(1)	See Note 16.a.2) to the annual consolidated financial statements.

24. ACCOUNTS PAYABLE

	March 31, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	2,978	2,070,804	3,166	1,844,268
Guarantee deposits	413	3,074	391	2,840
Payables with partners of JA and other agreements	827	36,784	779	11,269
Miscellaneous	-	15,016	-	12,613

	4,218	2,125,678	4,336	1,870,990

(1)	See Note 36 for information about related parties.

25. REVENUES

	For the three-month periods ended March 31,
	2024	2023
Revenue from contracts with customers	3,576,612	809,844
National Government incentives (1)	25,584	10,481

	3,602,196	820,325

(1)	See Note 36.

The Group’s transactions and the main revenues are described in Note 6. The Group classifies revenues from contracts with customers in accordance with Note 24 to the annual consolidated financial statements. The Group’s revenues from contracts with customers are broken down into the following categories, as described in Note 2.b.12) to the annual consolidated financial statements:

•	Breakdown of revenues

Type of good or service

	For the three-month period ended March 31, 2024
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	1,365,927	-	-	1,365,927
Gasolines	-	839,502	-	-	839,502
Natural gas (1)	-	3,369	287,235	-	290,604
Crude oil	-	177,005	-	-	177,005
Jet fuel	-	224,612	-	-	224,612
Lubricants and by-products	-	93,939	-	-	93,939
LPG	-	89,369	-	-	89,369
Fuel oil	-	22,829	-	-	22,829
Petrochemicals	-	91,806	-	-	91,806
Fertilizers and crop protection products	-	44,060	-	-	44,060
Flours, oils and grains	-	41,489	-	-	41,489
Asphalts	-	12,185	-	-	12,185
Goods for resale at gas stations	-	23,435	-	-	23,435
Income from services	-	-	-	28,626	28,626
Income from construction contracts	-	-	-	50,845	50,845
Virgin naphtha	-	31,201	-	-	31,201
Petroleum coke	-	46,068	-	-	46,068
LNG regasification	-	-	768	-	768
Other goods and services	43,424	37,652	20,762	504	102,342

	43,424	3,144,448	308,765	79,975	3,576,612

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

25. REVENUES (cont.)

	For the three-month period ended March 31, 2023
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	328,335	-	-	328,335
Gasolines	-	170,872	-	-	170,872
Natural gas (1)	-	695	70,968	-	71,663
Crude oil	-	6,176	-	-	6,176
Jet fuel	-	57,227	-	-	57,227
Lubricants and by-products	-	27,198	-	-	27,198
LPG	-	19,738	-	-	19,738
Fuel oil	-	4,194	-	-	4,194
Petrochemicals	-	22,559	-	-	22,559
Fertilizers and crop protection products	-	18,962	-	-	18,962
Flours, oils and grains	-	6,023	-	-	6,023
Asphalts	-	8,316	-	-	8,316
Goods for resale at gas stations	-	6,407	-	-	6,407
Income from services	-	-	-	5,777	5,777
Income from construction contracts	-	-	-	7,494	7,494
Virgin naphtha	-	8,729	-	-	8,729
Petroleum coke	-	15,879	-	-	15,879
LNG regasification	-	-	106	-	106
Other goods and services	8,191	8,659	7,239	100	24,189

	8,191	709,969	78,313	13,371	809,844

(1)	Includes 246,773 and 59,181 corresponding to sales of natural gas produced by the Company for the three-month periods ended March 31, 2024 and 2023, respectively.

Sales channels

	For the three-month period ended March 31, 2024
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	1,483,951	-	-	1,483,951
Power plants	-	-	98,418	-	98,418
Distribution companies	-	-	10,059	-	10,059
Retail distribution of natural gas	-	-	12,559	-	12,559
Industries, transport and aviation	-	818,119	177,479	-	995,598
Agriculture	-	239,381	-	-	239,381
Petrochemical industry	-	131,951	-	-	131,951
Trading	-	357,680	-	-	357,680
Oil companies	-	36,034	-	-	36,034
Commercialization of LPG	-	30,775	-	-	30,775
Other sales channels	43,424	46,557	10,250	79,975	180,206

	43,424	3,144,448	308,765	79,975	3,576,612

	For the three-month period ended March 31, 2023
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	330,047	-	-	330,047
Power plants	-	-	21,699	-	21,699
Distribution companies	-	-	2,339	-	2,339
Retail distribution of natural gas	-	-	7,305	-	7,305
Industries, transport and aviation	-	213,831	43,806	-	257,637
Agriculture	-	67,936	-	-	67,936
Petrochemical industry	-	30,772	-	-	30,772
Trading	-	45,435	-	-	45,435
Oil companies	-	8,721	-	-	8,721
Commercialization of LPG	-	7,172	-	-	7,172
Other sales channels	8,191	6,055	3,164	13,371	30,781

	8,191	709,969	78,313	13,371	809,844

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

25. REVENUES (cont.)

Target market

Sales in the domestic market amounted to 3,013,482 and 717,465 for the three-month periods ended March 31, 2024 and 2023, respectively.

Sales in the international market amounted to 563,130 and 92,379 for the three-month periods ended March 31, 2024 and 2023, respectively.

●	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	March 31, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Credits for contracts included in the item of “Trade receivables”	34,706	1,225,628	33,270	801,715
Contract assets	-	14,318	-	7,744
Contract liabilities	28,590	46,498	27,720	55,313

Contract assets are mainly related to the activities carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of fuels, fertilizers and crop protection products, among others.

During the three-month periods ended March 31, 2024 and 2023 the Group has recognized 27,245 and 6,027, respectively, in the “Revenues from contracts with customers” line under the “Revenues” line item in the statement of comprehensive income, which have been included in “Contract liabilities” line item in the statement of financial position at the beginning of each year.

26. COSTS

	For the three-month periods ended March 31,
	2024	2023
Inventories at beginning of year	1,357,716	307,766
Purchases	806,144	263,793
Production costs (1)	1,641,271	406,509
Translation effect	79,391	56,444
Adjustment for inflation (2)	15,176	1,393
Inventories at end of the period	(1,347,717)	(389,389)

	2,551,981	646,516

(1)	See Note 27.
(2)

Corresponds to adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

27. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required on the nature of the expenses and their relation to the function within the Group for the three-month periods ended March 31, 2024 and 2023:

	For the three-month period ended March 31, 2024
	Production costs (3)	Administrative expenses (2)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	149,717	42,185	23,723		1,801	217,426
Fees and compensation for services	8,545	44,250	7,539		47	60,381
Other personnel expenses	47,266	3,641	2,158		367	53,432
Taxes, charges and contributions	34,747	3,747	172,598	(1)	-	211,092
Royalties, easements and fees	222,984	-	283		1,271	224,538
Insurance	14,643	1,004	544		-	16,191
Rental of real estate and equipment	41,052	124	2,756		-	43,932
Survey expenses	-	-	-		6,259	6,259
Depreciation of property, plant and equipment	453,561	8,432	17,365		-	479,358
Amortization of intangible assets	5,956	2,305	91		-	8,352
Depreciation of right-of-use assets	51,900	7	2,443		-	54,350
Industrial inputs, consumable materials and supplies	114,947	537	2,691		9	118,184
Operation services and other service contracts	77,450	1,566	8,968		1,633	89,617
Preservation, repair and maintenance	284,666	5,688	7,040		86	297,480
Unproductive exploratory drillings	-	-	-		5,241	5,241
Transportation, products and charges	97,779	-	93,187		-	190,966
Provision for doubtful trade receivables	-	-	30,047		-	30,047
Publicity and advertising expenses	-	2,086	10,419		-	12,505
Fuel, gas, energy and miscellaneous	36,058	2,887	10,686		268	49,899

	1,641,271	118,459	392,538		16,982	2,169,250

(1)	Includes 27,901 corresponding to export withholdings and 107,313 corresponding to turnover tax.
(2)

Includes 1,477 corresponding to fees and remunerations of Directors and Statutory Auditors of YPF’s Board of Directors. On April 26, 2024, the General Shareholders’ Meeting of YPF resolved to ratify the fees of 2,153 corresponding to fiscal year 2023 and to approve the sum of 10,190 as fees with respect to fees and remunerations for the fiscal year 2024.

(3)	Includes 6,800 corresponding to research and development activities.

	For the three-month period ended March 31, 2023
	Production costs (3)	Administrative expenses (2)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	40,937	10,349	5,519		397	57,202
Fees and compensation for services	2,384	10,979	1,625		12	15,000
Other personnel expenses	12,156	1,170	541		16	13,883
Taxes, charges and contributions	6,420	630	36,663	(1)	-	43,713
Royalties, easements and fees	49,259	-	115		81	49,455
Insurance	3,965	212	165		-	4,342
Rental of real estate and equipment	8,004	44	461		-	8,509
Survey expenses	-	-	-		1,541	1,541
Depreciation of property, plant and equipment	131,147	1,797	4,006		-	136,950
Amortization of intangible assets	1,333	570	18		-	1,921
Depreciation of right-of-use assets	10,150	4	549		-	10,703
Industrial inputs, consumable materials and supplies	23,537	268	871		41	24,717
Operation services and other service contracts	23,794	546	2,320		404	27,064
Preservation, repair and maintenance	62,686	1,666	2,806		73	67,231
Unproductive exploratory drillings	-	-	-		1,097	1,097
Transportation, products and charges	26,575	114	23,359		-	50,048
Provision for doubtful trade receivables	-	-	595		-	595
Publicity and advertising expenses	-	2,347	895		-	3,242
Fuel, gas, energy and miscellaneous	4,162	274	2,242		36	6,714

	406,509	30,970	82,750		3,698	523,927

(1)	Includes 2,781 corresponding to export withholdings and 27,127 corresponding to turnover tax.
(2)

Includes 301 corresponding to fees and remunerations of Directors and Statutory Auditors of YPF’s Board of Directors. On April 28, 2023, the General Shareholders’ Meeting of YPF resolved to ratify the fees of 728 corresponding to fiscal year 2022 and to approve the sum of 1,625 as fees with respect to fees and remunerations for the fiscal year 2023.

(3)	Includes 1,484 corresponding to research and development activities.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

28. OTHER NET OPERATING RESULTS

	For the three-month periods ended March 31,
	2024	2023
Lawsuits	(7,171)	(3,181)
Export Increase Program	12,918	—
Miscellaneous	4,228	1,746

	9,975	(1,435)

29. NET FINANCIAL RESULTS

	For the three-month periods ended March 31,
	2024		2023
Financial income
Interest on cash and cash equivalents and investments in financial assets	14,671		4,711
Interest on trade receivables	15,257		3,895
Other financial income	517		285

Total financial income	30,445		8,891

Financial costs
Loan interest	(165,130)		(32,529)
Hydrocarbon well abandonment provision financial accretion	(73,043)	(1)	(13,371)
Other financial costs	(29,319)		(7,488)

Total financial costs	(267,492)		(53,388)

Other financial results
Exchange differences generated by loans	6,336		3,049
Exchange differences generated by cash and cash equivalents and investments in financial assets	2,179		(13,458)
Other exchange differences, net	3,646		35,351
Result on financial assets at fair value through profit or loss	9,043		13,709
Result from derivative financial instruments	94		69
Result from net monetary position	17,595		10,229

Total other financial results	38,893		48,949

Total net financial results	(198,154)		4,452

(1)

Includes 18,426 corresponding to the financial accretion of liabilities directly associated with assets held for sale, see Notes 2.b.13) and 39 to the annual consolidated financial statements and Notes 9 and 17.

30. INVESTMENTS IN JOINT AGREEMENTS

The assets and liabilities as of March 31, 2024 and December 31, 2023, and expenses for the three-month periods ended March 31, 2024 and 2023, of JA and other agreements in which the Group participates are as follows:

	March 31, 2024	December 31, 2023
Non-current assets (1)	4,649,522	4,233,352
Current assets	337,420	92,692

Total assets	4,986,942	4,326,044

Non-current liabilities	345,935	252,204
Current liabilities	596,336	390,142

Total liabilities	942,271	642,346

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JA and other agreements.

	For the three-month periods ended March 31,
	2024	2023
Production cost	422,935	79,226
Exploration expenses	9,402	50

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

31. SHAREHOLDERS’ EQUITY

As of March 31, 2024, the Company’s capital amounts to 3,919 and treasury shares amount to 14 represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of 10 pesos and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of March 31, 2024, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s production and exploration rights; (iv) the voluntary dissolution of YPF; (v) change of corporate and/or tax address outside Argentina; or (vi) make an acquisition that would result in the purchaser holding 15% or more of the Company’s capital stock, or 20% or more of the outstanding Class D shares. Items (iii) and (iv) also require prior approval by the Argentine Congress.

On April 26, 2024, the General Shareholders’ Meeting was held, which approved the statutory financial statements of YPF (see Note 2.b)) corresponding to the year ended on December 31, 2023 and, additionally, approved the following in relation to the retained earnings: (i) completely disaffect the reserve for future dividends, the reserve for purchase of treasury shares and the reserve for investments; (ii) absorb accumulated losses in unappropriated retained earnings and losses up to the amount of 1,003,419; (iii) allocate the amount of 28,745 to constitute a reserve for purchase of treasury shares; and (iv) allocate the amount of 3,418,972 to constitute a reserve for investments.

During the three-month periods ended March 31, 2024 and 2023, the Company has not repurchased any of its own shares.

32. EARNINGS PER SHARE

The following table shows the net profit or loss and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the three-month periods ended March 31,
	2024	2023
Net profit	537,090	58,566
Weighted average number of shares outstanding	391,856,581	391,491,190
Basic and diluted earnings per share	1,370.63	149.60

There are no YPF financial instruments or other contracts outstanding that imply the existence of potential ordinary shares, thus the diluted earnings per share matches the basic earnings per share.

33. CONTINGENT ASSETS AND LIABILITIES

33.a) Contingent assets

The Group has no significant contingent assets.

33.b) Contingent liabilities

33.b.1) Environmental claims

During the three-month period ended March 31, 2024, there were no significant updates to the environmental claims described in Note 33.b.1) to the annual consolidated financial statements.

33.b.2) Contentious claims

Contentious claims are described in Note 33.b.2) to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2024 are described below:

●	Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) - Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”, and together with Petersen, the “Plaintiffs”)

On April 1, 2024, Plaintiffs filed a turnover motion, which became public (and accessible to YPF) on April 22, 2024. This motion requests that the District Court order the Republic to turn over the YPF Class D shares held by the Republic to Plaintiffs in partial satisfaction of the District Court’s judgment against the Republic in this proceeding.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

33. CONTINGENT ASSETS AND LIABILITIES (cont.)

The Republic has until May 16, 2024 to file its brief in opposition to Plaintiffs’ turnover motion. Plaintiffs have until May 30, 2024 to file their reply brief. The District Court may hold oral hearings prior to rendering a decision on the turnover motion. Furthermore, the District Court’s decision on the turnover motion may be appealed by Plaintiffs or the Republic in accordance with applicable procedural rules. YPF is not a party to the turnover motion.

34. CONTRACTUAL COMMITMENTS

34.a) Exploitation concessions, transport concessions and exploration permits

The most relevant agreements, exploitation concessions, transport concessions and exploration permits that took place in the year ended December 31, 2023 are described in Note 34.a) to the annual consolidated financial statements. During the three-month period ended March 31, 2024, there were no significant updates.

34.b) Investment agreements and commitments and assignments

The most relevant investment agreements and commitments and assignments are described in Note 34.b) to the annual consolidated financial statements. During the three-month period ended March 31, 2024, there were no significant transactions.

35. MAIN REGULATIONS

35.a) Regulations applicable to the hydrocarbon industry

During the three-month period ended March 31, 2024, there were no significant updates to the regulatory framework described in Note 35.a) to the annual consolidated financial statements.

35.b) Regulations applicable to the Downstream segment

During the three-month period ended March 31, 2024, there were no significant updates to the regulatory framework described in Note 35.b) to the annual consolidated financial statements.

35.c) Regulations applicable to the Gas and Power segment

Updates to the regulatory framework described in Note 35.c) to the annual consolidated financial statements for the three-month period ended March 31, 2024, are described below:

Tariff schemes and tariff renegotiations

On April 3, 2024, ENARGAS Resolution No. 120/2024 was published in the BO, approving the transition tariff tables and rates and charges for services to be applied by Metrogas as from such date, and the tariff update formula applicable on such transition tariff tables as from May 2024. These transition measures will remain in force until the rates resulting from the RTI come into force, in accordance with the provisions of Decree No. 55/2023.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

35. MAIN REGULATIONS (cont.)

35.d) Incentive programs for hydrocarbon production

Updates to the regulatory framework described in Note 35.d) to the annual consolidated financial statements for the three-month period ended March 31, 2024, are described below:

Plan for Reinsurance and Promotion of Federal Hydrocarbon Production Domestic Self-Sufficiency, Exports, Imports Substitution and the Expansion of the Transportation System for all Hydrocarbon Basins in the Country 2023-2028 (“Plan GasAr 2023-2028”)

On March 27, 2024, SE Resolution No. 41/2024 was published in the BO, which approved natural gas prices at the PIST corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions made: (i) from April 1 and until April 30, 2024; (ii) from May 1 and until September 30, 2024; and (iii) from October 1 and until December 31, 2024.

35.e) Tax regulations

During the three-month period ended March 31, 2024, there were no significant updates to the regulatory framework described in Note 35.e) to the annual consolidated financial statements.

35.f) Custom regulations

During the three-month period ended March 31, 2024, there were no significant updates to the regulatory framework described in Note 35.f) to the annual consolidated financial statements.

35.g) Regulations related to the Foreign Exchange Market

Updates to the regulatory framework described in Note 35.g) to the annual consolidated financial statements for the three-month period ended March 31, 2024, are described below:

On April 18, 2024, the BCRA issued Communication “A” 7,994 which allows the possibility of applying the collection of exports to the payment of capital and interest on financial debts abroad that are settled in the Foreign Exchange Market from April 19, 2024 and as long as the following conditions are met: (i) the average life of the debt is not less than 3 years; and (ii) the first capital payment is not made before the year it was entered and settled in the Foreign Exchange Market; and established the possibility of not filing for the BCRA’s prior approval process more than 3 days before the maturity of the capital and interest for access to the Foreign Exchange Market when debt payments abroad are anticipated and as long as the following conditions are met: (i) the access occurs simultaneously with the settlement of a new financial debt granted by a local financial entity from a line of credit from abroad as of April 19, 2024; (ii) the average life of the new debt is greater than the average remaining life of the anticipated debt; and (ii) the accumulated amount of principal maturities of the new indebtedness does not exceed the accumulated amount of principal maturities of the anticipated debt.

35.h) Decree of Necessity and Urgency (“DNU” by its acronym in Spanish) No. 70/2023

Updates to the regulatory framework described in Note 35.h) to the annual consolidated financial statements for the three-month period ended March 31, 2024, are described below:

On March 14, 2024, the Chamber of Senators of the National Congress rejected the Decree No. 70/2023, and, as of the date of issuance of these condensed interim consolidated financial statements, is pending to be considered by the Chamber of Deputies of the National Congress.

On April 30, 2024, the Chamber of Deputies of the National Congress approved the proposed legislative bill called “Bases and Starting Points for the Freedom of Argentines” and as of the date of issuance of these condensed interim consolidated financial statements, it is in treatment by the Chamber of Senators of the National Congress.

As of the date of issuance of these condensed interim consolidated financial statements, it is not possible to predict the evolution of these measures or their impacts.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

35. MAIN REGULATIONS (cont.)

35.i) CNV regulatory framework

Information requirements as Settlement and Clearing Agent and Trading Agent

As of the date of issuance of these condensed interim consolidated financial statements, the Company is registered in the CNV under the category “Settlement and Clearing Agent and Trading Agent - Direct Participant”, record No. 549. Considering the Company’s business and the CNV Rules, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

In accordance with the CNV Rules, the Company is subject to the provisions of Article 5 c), Chapter II, Title VII of the CNV Rules, “Settlement and Clearing Agent - Direct Participant”. In this respect, as set forth in Article 13, Chapter II, Title VII, of the CNV Rules, as of March 31, 2024, the equity of the Company exceeds the minimum equity required by such Rules, which amounts to 370.

Documentation keeper

According to the dispositions established in Article 48, Section XII, Chapter IV, Title II of the CNV Rules, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

-	AdeA Administradora de Archivos S.A., located in Barn 3 - Route 36, Km. 31.5 - Florencio Varela - Province of Buenos Aires.

-	File S.R.L., located in Panamericana and R.S. Peña - Blanco Encalada - Luján de Cuyo - Province of Mendoza.

-	Custodia Archivos del Comahue S.A., Parque Industrial Este, Block N Plot No. 2 - Capital of Neuquén, Province of Neuquén.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in Section 5, Subsection a.3, Section I, Chapter V, Title II of the CNV Rules.

Effect of the translation of the shareholders’ contributions

In accordance with the requirement of the Article 5, Chapter III, Title IV, of the CNV Rules, the table below discloses the translation effect originated in the accounts of “Capital”, “Adjustment to capital”, “Treasury shares” and “Adjustment to treasury shares” of the statement of changes in shareholder’s equity:

	For the three-month periods ended March 31,
	2024	2023
Balance at the beginning of the fiscal year	3,163,700	686,343
Other comprehensive income	194,881	124,873

Balance at the end of the period	3,358,581	811,216

As of March 31, 2024 and 2023, the translation effect corresponding to the “Issuance premiums” account amounts to 547,520 and 132,998, respectively, and is included within “Other comprehensive income” in the statement of changes in shareholder’s equity.

In addition as of March 31, 2024 and 2023, the translation effect corresponding to the accounts “Share-based benefit plans”, “Acquisition cost of treasury shares” and “Share trading premium” amounts to (53,777) and (9,310), respectively, and is included within “Other comprehensive income” in the statement of changes in shareholder’s equity.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the table below shows the balances with associates and joint ventures as of March 31, 2024:

	March 31, 2024
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable
	Non-Current	Current	Current	Non-Current	Current	Current
Joint Ventures:
YPF EE	-	3,468	7,312	-	2,999	36,561
Profertil	-	203	15,874	-	-	16,363
MEGA	-	-	42,923	-	-	834
Refinor	-	-	13,530	-	3,342	841
OLCLP	-	205	-	-	-	2,138
CT Barragán	-	-	1	-	-	-
OTA	-	3	-	-	-	1,167
OTC	-	-	-	-	-	-

	-	3,879	79,640	-	6,341	57,904

Associates:
CDS	-	161	1	-	-	-
YPF Gas	-	773	8,813	-	-	653
Oldelval	52,842	5,140	67	3,622	-	9,146
Termap	-	-	-	-	-	2,598
GPA	-	-	-	-	-	2,283
Oiltanking	-	-	10	517	-	2,913
Gas Austral	-	-	280	-	-	8

	52,842	6,074	9,171	4,139	-	17,601

	52,842	9,953	88,811	4,139	6,341	75,505

The information detailed in the table below shows the balances with associates and joint ventures as of December 31, 2023:

	December 31, 2023
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable
	Non-Current	Current	Current	Non-Current	Current	Current
Joint Ventures:
YPF EE	-	3,687	4,084	2,826	-	31,595
Profertil	-	306	11,569	-	-	12,366
MEGA	-	-	12,183	-	-	116
Refinor	-	-	10,045	-	3,116	930
OLCLP	-	222	-	-	-	1,775
CT Barragán	-	-	-	-	-	-
OTA	-	3	35	-	-	1,017
OTC	-	-	-	-	-	675

	-	4,218	37,916	2,826	3,116	48,474

Associates:
CDS	-	199	2	-	-	-
YPF Gas	-	921	4,615	-	-	477
Oldelval	34,964	-	26	3,425	-	7,798
Termap	-	-	-	-	-	1,895
GPA	-	-	-	-	-	1,183
Oiltanking	-	-	99	487	-	3,273
Gas Austral	-	-	132	-	-	6

	34,964	1,120	4,874	3,912	-	14,632

	34,964	5,338	42,790	6,738	3,116	63,106

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The information detailed in the table below shows the transactions with associates and joint ventures for the three-month periods ended March 31, 2024 and 2023:

	For the three-month periods ended March 31,
	2024			2023
	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)
Joint Ventures:
YPF EE	3,981	23,970	84	909	6,539	-
Profertil	16,992	21,881	18	3,249	7,441	-
MEGA	50,444	742	-	9,929	27	-
Refinor	14,976	2,333	294	4,322	1,194	-
OLCLP	195	2,827	-	75	663	-
CT Barragán	2	-	-	-	-	-
OTA	8	3,049	-	14	94	-
OTC	-	39	-	-	-	-

	86,598	54,841	396	18,498	15,958	-

Associates:
CDS	-	-	-	1	-	-
YPF Gas	9,862	411	(1)	2,613	354	115
Oldelval	86	13,250	2	18	3,171	8
Termap	-	4,520	-	-	1,149	-
GPA	-	3,654	-	-	853	-
Oiltanking	13	4,723	-	4	1,332	-
Gas Austral	464	4	-	141	1	1

	10,425	26,562	1	2,777	6,860	124

	97,023	81,403	397	21,275	22,818	124

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s clients and suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances (15)		Transactions
		Receivables / (Liabilities)		Income / (Costs)
		March 31, 2024	December 31, 2023	For the three-month periods ended March 31,
Client / Suppliers	Ref.			2024	2023
SGE	(1) (14)	38,402	18,443	22,959	1,825
SGE	(2) (14)	2,495	1,835	660	181
SGE	(3) (14)	167	167	-	-
SGE	(4) (14)	3,946	3,250	781	189
SGE	(5) (14)	6,813	6,813	-	-
Ministry of Transport	(6) (14)	1,424	1,225	1,184	1,561
AFIP	(7) (14)	16,336	16,336	-	6,725
CAMMESA	(8)	137,633	47,845	92,192	19,976
CAMMESA	(9)	(1,305)	(2,725)	(9,353)	(645)
ENARSA	(10)	22,931	20,075	7,863	1,122
ENARSA	(11)	(56,973)	(49,640)	(8,276)	(113)
Aerolíneas Argentinas S.A.	(12)	35,014	34,653	78,543	20,358
Agua y Saneamientos Argentinos S.A.	(13)	507	1,926	-	-

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028. See Note 35.d.1) to the annual consolidated financial statements.

(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks. See Note 35.d.2) to the annual consolidated financial statements.

(3)

Benefits for recognition of the financial cost generated by payment deferral by providers of the distribution service of natural gas and undiluted propane gas through networks. See Note 36 to the annual consolidated financial statements.

(4)	Compensation for the lower income that Natural Gas Piping Distribution Service licensed companies receive from their users for the benefit of Metrogas.

(5)	Compensation by Decree No. 1,053/2018. See Note 35.c.1) to the annual consolidated financial statements.

(6)	Compensation for providing diesel to public transport of passengers at a differential price. See Note 36 to the annual consolidated financial statements.

(7)	Benefits of the RIAIC. See Note 35.e.3) to the annual consolidated financial statements.

(8)	Sales of fuel oil, diesel and natural gas.

(9)	Purchases of electrical energy.

(10)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.

(11)	Purchases of natural gas and crude oil.

(12)	Sales of jet fuel.

(13)	Sales of assets held for disposal.

(14)	Income from incentives recognized according to IAS 20 “Accounting for government grants and disclosure of government assistance”. See Note 2.b.12) to the annual consolidated financial statements.

(15)	Do not include, if applicable, the provision for doubtful trade receivables.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 15, 16 and 22 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

On the other hand, the Group holds Bonds of the Argentine Republic 2029 and 2030 and BCRA bonds identified as investments in financial assets at fair value through profit or loss, and bills and bonds issued by the National Government and BCRA bonds identified as investments in financial assets at amortized cost (see Note 15). Additionally, the Group holds BCRA bills identified as cash and cash equivalents (see Note 16).

Furthermore, YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”). During the three-month periods ended March 31, 2024 and 2023, YPF and CHNC carried out transactions, among others, the purchases of crude oil by YPF for 104,912 and 28,168, respectively. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of March 31, 2024 and December 31, 2023 amounts to 72,676 and 31,003, respectively. See Note 36 to the annual consolidated financial statements.

As of March 31, 2024, the balance of trade receivables owed by CAMMESA to the Group amounts to 137,633, including interest accrued, with 61,843 being overdue and pending payment. Likewise, as of March 31, 2024, and in relation to our joint ventures YPF EE and CT Barragán, the balances of trade receivables owed by CAMMESA, including interest accrued, amount to 111,809 and 53,549, respectively, being overdue and pending payment 64,982 and 25,191, respectively.

On May 8, 2024, SE Resolution No. 58/2024 was published in the BO, which establishes an exceptional, transitory and unique payment regime for the balance of the MEM’s economic transactions of December 2023, January 2024 and February 2024 corresponding to the MEM’s creditors, and instructs CAMMESA to determine the amounts owed to each of them corresponding to such economic transactions, which will be cancelled as follows: (i) the economic transactions of December 2023 and January 2024, will be cancelled through the delivery of government securities denominated “Bonos de la República Argentina en Dólares Estadounidenses Step Up 2038”; and (ii) the economic transactions of February 2024 will be cancelled with the funds available in the bank accounts enabled in CAMMESA for collection purposes and with those funds available from the transfers made by the National Goverment to the “Fondo Unificado con Destino al Fondo de Estabilización”.

As of March 31, 2024, as mentioned above and based on the best estimate based on information available as of the date of issuance of these condensed interim consolidated financial statements, the Group has recognized a charge for doubtful sales receivables of 25,108 in the “Selling expenses” line item in the statement of comprehensive income (see Note 2.b.7) to the annual consolidated financial statements), and in relation to our joint ventures YPF EE and CT Barragán a charge for such concept of 16,310 and 5,270, respectively, in the “Income from equity interests in associates and joint ventures“ line item in the statement of comprehensive income.

The table below discloses the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and Vice Presidents, managers with executive functions appointed by the Board of Directors, for the three-month periods ended March 31, 2024 and 2023:

	For the three-month periods ended March 31,
	2024		2023
Short-term employee benefits (1)	4,484		846
Share-based benefits	498		54
Post-retirement benefits	96		31
Termination benefits	-		112

	5,078	(2)	1,043	(2)

(1)	Does not include social security contributions of 739 and 193 for the three-month periods ended March 31, 2024 and 2023, respectively.
(2)

The accrued compensation for the YPF’s key management personnel, to the functional currency of the Company, correspond to U$S 6 millon and U$S 5 millon for the three-month periods ended March 31, 2024 and 2023, respectively.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 37 to the annual consolidated financial statements describes the main characteristics and accounting treatment for employee benefit plans and similar obligations implemented by the Group.

In April 2024, the Company adopted the “Value generation Plan”, which is a long-term remuneration program for eligible members of management of YPF with the objective of incentivizing extraordinary results in the long term and retaining key employees. Under this Plan, the Company granted 4.6 million performance stock appreciation rights (“PSARs”) to plan participants comprising key employees of the Company. The PSARs provide beneficiaries the opportunity to receive an award to be settled in cash equivalent to the appreciation in the value of the common shares of the Company over a specified period of time. The amount to be paid upon exercise is the difference between the per share base price determined by the plan and the per share market value of the Company’s common shares as of the exercise date. The PSARs expire five years after their grant and begin to vest in the third year, subject to the fulfillment of certain conditions, including performance milestones related to the price of the Company’s common shares ranging from a minimum of US$ 30 per common share up to US$ 60 per common share. The beneficiaries of the PSARs are also required to remain in the Company for three years from the granting of the plan. The PSARs granted by the Company have a base price of US$ 16.17 per share, resulting in a weighted average fair value of US$ 8.75 per PSAR as of the granting date. The Value Generation Plan was approved by the Compensation and Nomination Committee of the Company with the support of a management consulting firm (Mercer) which advised on its design and implementation.

Note 2.b.11) to the annual consolidated financial statements describes the accounting policies for share-based benefit plans. Repurchases of treasury shares are disclosed in Note 31.

Retirement plan

The amount charged to expense related to the Retirement Plan was 753 and 239 for the three-month periods ended March 31, 2024 and 2023, respectively.

Objective performance bonus programs and performance evaluation programs

The amount charged to expense related to the bonus programs for objectives and performance evaluation was 12,826 and 4,577 for the three-month periods ended March 31, 2024 and 2023, respectively.

Share-based benefit plans

The amount charged to expense in relation with the share-based plans was 754 and 109 to be settled in equity instruments, and 2,872 and 623 to be settled in cash, for the three-month periods ended March 31, 2024 and 2023, respectively.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

38. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	March 31, 2024				December 31, 2023
	Amount in currencies other than the peso		Exchange rate in force (1)	Total	Amount in currencies other than the peso		Exchange rate in force (1)	Total
Non-current assets
Other receivables
U.S. dollar	68		855.00	58,237	50		805.45	40,113
Bolivian peso	14		122.84	1,710	7		115.73	805
Trade receivables
U.S. dollar	30		855.00	25,421	30		805.45	23,948
Investments in financial assets
U.S. dollar	7		855.00	5,840	8		805.45	6,738

Total non-current assets				91,208				71,604

Current assets
Other receivables
U.S. dollar	148		855.00	126,580	133		805.45	107,475
Euro	-	(2)	924.17	88	-	(2)	889.38	51
Chilean peso	9,846		1.00	9,846	16,550		0.90	14,895
Real	9		171.81	1,546	7		166.69	1,167
Trade receivables
U.S. dollar	607		855.00	519,153	429		805.45	345,585
Euro	-	(2)	924.17	38	-	(2)	889.38	17
Chilean peso	17,100		1.00	17,100	9,844		0.90	8,860
Real	52		171.81	8,934	60		166.69	10,001
Investments in financial assets
U.S. dollar	270		855.00	230,875	217		805.45	174,687
Cash and cash equivalents
U.S. dollar	1,098		855.00	938,804	943		805.45	759,396
Chilean peso	4,275		1.00	4,275	1,790		0.90	1,611
Real	6		171.81	1,031	2		166.69	333

Total current assets				1,858,270				1,424,078

Total assets				1,949,478				1,495,682

Non-current liabilities
Provisions
U.S. dollar	636		858.00	545,501	2,611		808.45	2,111,131
Real	10		171.81	1,718	10		166.69	1,667
Lease liabilities
U.S. dollar	311		858.00	266,872	324		808.45	261,770
Loans
U.S. dollar	7,224		858.00	6,198,499	6,659		808.45	5,383,420
Real	13		171.81	2,233	6		166.69	1,000
Other liabilities
U.S. dollar	74		858.00	63,246	112		808.45	90,185
Accounts payable
U.S. dollar	4		858.00	3,558	4		808.45	3,353

Total non-current liabilities				7,081,627				7,852,526

Current liabilities
Liabilities directly associated with assets held for sale
U.S. dollar	2,035		858.00	1,746,212	-		-	-
Provisions
U.S. dollar	146		858.00	124,908	151		808.45	122,005
Income tax
Real	5		171.81	859	5		166.69	833
Taxes payable
Chilean peso	1		1.00	1	4,476		0.90	4,028
Real	8		171.81	1,374	9		166.69	1,500
Salaries and social security
U.S. dollar	10		858.00	8,188	10		808.45	7,715
Chilean peso	1		1.00	1	896		0.90	806
Real	2		171.81	344	2		166.69	333
Lease liabilities
U.S. dollar	335		858.00	287,447	340		808.45	274,822
Loans
U.S. dollar	1,267		858.00	1,087,223	1,366		808.45	1,104,012
Chilean peso	856		1.00	856	896		0.90	806
Real	30		171.81	5,154	37		166.69	6,168
Other liabilities
U.S. dollar	118		858.00	100,817	122		808.45	98,476
Accounts payable
U.S. dollar	1,099		858.00	942,818	1,270		808.45	1,026,712
Euro	18		929.56	17,052	16		894.71	14,760
Pound sterling	-	(2)	1,082.37	132	-	(2)	426.33	115
Yen	9		5.67	50	9		5.74	53
Yuan	1		121.01	140	-		-	-
Swiss franc	2		948.04	1,685	-	(2)	963.12	115
Chilean peso	2,566		1.00	2,566	4,476		0.90	4,028
Real	43		171.81	7,435	44		166.69	7,381

Total current liabilities				4,335,262				2,674,668

Total liabilities				11,416,889				10,527,194

(1)  Exchange rate as of March 31, 2024 and December 31, 2023 according to the BNA.

(2)  Registered value less than 1.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

39. SUBSEQUENT EVENTS

As of the date of issuance of these condensed interim consolidated financial statements, there have been no other significant subsequent events whose effect on the Group’s shareholders´ equity, the net comprehensive income or their disclosure in notes to the financial statements for the period ended as of March 31, 2024, should have been considered in such financial statements under IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on May 9, 2024.

HORACIO DANIEL MARÍN President